Exhibit 4.3

Management's Discussion and Analysis

For the year ended December 31, 2021

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the year ended December 31, 2021 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2021. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 24, 2022, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2021 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Table of Contents

Description of the Business	2
Business Model and Strategy	2
Uncertainty due to COVID-19	2
Highlights - Subsequent to December 31, 2021	4
Summary table - Financial highlights	4
Portfolio of Royalty, Stream and Other Interests	5
Equity Investments	17
Sustainability Activities	21
Mining Exploration and Evaluation / Development Activities	21
Dividend Reinvestment Plan	25
Normal Course Issuer Bid	25
Gold Market and Currency	25
Selected Financial Information	26
Overview of Financial Results	27
Liquidity and Capital Resources	31
Cash Flows	32
Quarterly Information	34
Fourth Quarter Results	35
Segment Disclosure	41
Related Party Transactions	45
Contractual Obligations and Commitments	45
Off-balance Sheet Items	47
Outstanding Share Data	47
Subsequent Events to December 31, 2021	47
Risks and Uncertainties	49
Disclosure Controls and Procedures and Internal Control over Financial Reporting	49
Basis of Presentation of Consolidated Financial Statements	50
Critical Accounting Estimates and Judgements	50
Financial Instruments	50
Technical Information	50
Non-IFRS Financial Performance Measures	51
Forward-looking Statements	53
Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates	54
Corporate Information	55

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Description of the Business

Osisko Gold Royalties Ltd is engaged in the business of acquiring and managing precious metals and other high-quality royalties, streams and similar interests in Canada and worldwide, except for Osisko Development Corp. and its subsidiaries ("Osisko Development"), which are engaged in the exploration, evaluation and development of mining projects. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada.

On February 24, 2022 and as of the date of this MD&A, Osisko held an interest of 75.1% in Osisko Development Corp., a mining exploration, evaluation and development company created in the fourth quarter of 2020 through a reverse take-over transaction where Osisko transferred its mining assets and activities to Osisko Development. As a result, the Company consolidates the assets, liabilities, results of operations and cash flows of the activities of Osisko Development and its subsidiaries. Osisko Development's main asset is the Cariboo gold project in British Columbia, Canada.

In this MD&A, reference to Osisko Gold Royalties is to Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries (royalties and streams segment1 ). Reference to Osisko Development is to Osisko Development Corp. and its subsidiaries (mining exploration and development segment2 ).

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metals royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metals and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Uncertainty due to COVID-19

The COVID-19 pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown at this time and its adverse effects may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and volatility in commodity prices (including gold and silver). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Osisko holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Osisko holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Osisko's profitability, results of operations, financial condition and the trading price of Osisko's securities. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including a widely available vaccine in each of the countries where are located the assets on which we own a royalty, stream or other interest, the duration and severity of the pandemic and related restrictions, all of which continue to be uncertain and cannot be predicted.

As a result of the COVID-19 pandemic, the Company took action to protect its employees, contractors and the communities in which it operates.

1 The royalties and streams segment refers to the royalty, stream and other interests segment, which corresponds to the activities of Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development.

2 The mining exploration and development segment refers to the mining exploration, evaluation and development segment, which corresponds to the activities of  Osisko Development Corp. and its subsidiaries.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Highlights - 2021

•	80,000 gold equivalent ounces ("GEOs[3] ") earned (excluding 9,210 GEOs earned from the Renard diamond stream[4] (compared to 66,113 GEOs in 2020, excluding 1,754 GEOs earned from the Renard diamond stream);

•	Record revenues from royalties and streams of $199.6 million ($156.6 million in 2020);

•	Consolidated cash flows provided by operating activities of $106.1 million ($108.0 million in 2020);

- Record operating cash flows generated by the royalties and streams segment of $153.2 million ($114.0 million in 2020);

-Operating cash flows used by mining exploration and development segment (Osisko Development) of $47.1 million ($6.0 million in 2020);

•	Consolidated net loss attributable to Osisko's shareholders of $23.6 million, $0.14 per basic share (consolidated net earnings of $16.9 million, $0.10 per basic share in 2020), mostly as a result of the impairment charges and mining operating expenses incurred by Osisko Development;

•	Consolidated adjusted earnings[5] of $59.3 million, $0.35 per basic share (compared to $48.4 million, $0.30 per basic share in 2020);

- Adjusted earnings from the royalties and streams segment of $94.4 million, $0.56 per basic share ($55.3 million, $0.34 per basic share in 2020);

- Adjusted loss from the mining exploration and development segment of $35.1 million, $0.21 per basic share ($6.9 million, $0.04 per basic share in 2020);

•	Repaid a $50.0 million convertible debenture and drew the credit facility by the same amount, thereby reducing the interest rate payable by approximately 1.5% per annum;

•	Announcement by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") of a positive construction decision for the Odyssey underground mine project. The preliminary economic study shows a total of 7.29 million gold ounces of resources (6.18 million tonnes at 2.07 g/t Au indicated resources and 75.9 million tonnes at 2.82 g/t Au inferred resources). Underground mine production is planned to start in 2023 and is expected to ramp up to an average of 545,400 gold ounces per year from 2029 to 2039, thereby extending the life of mine of our cornerstone asset for decades to come;

•	Investments and strategic partnership with Carbon Streaming Corporation to promote global decarbonization and biodiversity efforts through carbon credit streaming transactions;

•	Publication of the inaugural ESG report and announcement of commitment to the United Nations Global Compact ("UN Global Compact");

•	Acquisition of six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). Four of the royalties are on claims overlying the Spring Valley project, and increased the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko also acquired a 1.0% NSR royalty. Osisko also acquired a 0.5% NSR royalty and a 30% gold and silver offtake right covering the Almaden project in western Idaho;

•	Conversion of the Parral gold and silver offtake into a life-of-mine gold and silver stream. Under the stream, Osisko Bermuda Limited ("Osisko Bermuda"), a subsidiary of Osisko, has been receiving, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko currently has no other offtake agreements on producing assets;

•	Acquisition of a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho") for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction, the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement, the buy-down payment is payable to the original royalty owners. In November 2021, the operator has early exercised the first 1% of the buy-down, therefore reducing the effective NSR royalty to 1.75%;

•	Acquisition from Barrick TZ Limited, a subsidiary of Barrick Gold Corporation ("Barrick"), of royalties for total cash consideration of US$11.8 million ($14.8 million), including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.;

•	Amendment of the revolving credit facility (the "Facility") and increase of the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be extended annually; and

•	Repurchase of 2.1 million common shares for $30.8 million under the normal course issuer bid (average acquisition price of $14.64);

•	Osisko Development closed a non-brokered private placement for gross proceeds of $79.8 million (of which $73.9 million were received in 2020) in January and February 2021;

3 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

4 Osisko committed to reinvest its net proceeds from the Renard diamond stream through a bridge loan with the operator until April 2022.

5 "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

•	Osisko Development closed a brokered private placement of flow-through shares for gross proceeds of $33.6 million in March 2021; and

•	Declaration of quarterly dividends totaling $0.21 per common share in 2021, including a dividend increase of 10% in the third quarter of 2021 (for an annualized quarterly dividend of $0.22 per common share).

Highlights - Subsequent to December 31, 2021

•	In January 2022, Osisko Development entered into definitive agreements to acquire 100% of Tintic Consolidated Metals LLC ("Tintic"). Osisko Bermuda entered into a non-binding metals stream term sheet, with a wholly-owned subsidiary of Osisko Development, for between US$20 million and US$40 million. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda 5% of all metals produced from the Tintic property until 53,400 ounces of refined gold have been delivered and 4.0% thereafter;

•	In February 2022, Osisko Development announced a bought-deal private placement of $90.0 million and a non-brokered private placement of US$110.3 million; and

•	Declared a quarterly dividend of $0.055 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.

Summary table - Financial highlights

(in thousands of dollars, except per share amounts)

	Years ended December 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vi)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Cash (iii)	82,291	105,097	33,407	197,427	115,698	302,524

Revenues	224,877	213,630	7,225	-	224,877	213,630
Cash margin (iv)	187,231	149,930	-	-	187,231	149,930
Gross profit	138,870	104,325	-	-	138,870	104,325
Operating expenses (G&A, bus. dev and exploration)	(23,778)	(28,021)	(22,852)	(8,301)	(46,630)	(36,322)
Mining operating expenses	-	-	(12,919)	-	-	-
Net earnings (loss)	77,277	23,501	(133,952)	(7,272)	(56,675)	16,229
Net earnings (loss) attributable to Osisko's shareholders	77,277	23,501	(100,831)	(6,625)	(23,554)	16,876
Net earnings (loss) per share attributable to Osisko's shareholders	0.46	0.14	(0.60)	(0.04)	(0.14)	0.10
Adjusted net earnings (loss) (v)	94,406	55,290	(35,130)	(6,864)	59,276	48,426
Adjusted net earnings (loss) per basic share (v)	0.56	0.34	(0.21)	(0.04)	0.35	0.30

Cash flows from operating activities
Before working capital items	158,632	116,631	(27,538)	(10,387)	131,094	106,244
Working capital items	(5,413)	(2,669)	(19,586)	4,403	(24,999)	1,734
After working capital items	153,219	113,962	(47,124)	(5,984)	106,095	107,978
Cash flows from investing activities	(120,766)	(161,131)	(151,272)	(61,968)	(272,038)	(223,099)
Cash flows from financing activities	(54,339)	109,444	34,738	207,417	(19,601)	316,861

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the exploration, evaluation and development of mining projects segment.

(iii) As at December 31, 2021 and 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

(v) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(vi) Consolidated results are net of the intersegment transactions and adjustments related to accounting policies. Refer to the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko Gold Royalties Ltd's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Gold

Canadian Malartic royalty	8,849	8,544	35,610	27,964
Eagle Gold royalty	2,432	1,609	8,506	4,953
Éléonore royalty	1,420	1,377	5,632	4,797
Seabee royalty (i)	771	961	3,452	2,390
Island Gold royalty	471	582	2,189	1,860
Pan royalty	539	506	1,832	1,752
Lamaque royalty	285	359	1,264	884
Matilda stream	104	267	685	886
Bald Mountain royalty	88	72	511	104
Others	231	156	1,009	601
	15,190	14,433	60,690	46,191

Silver

Mantos Blancos stream	2,079	2,375	9,141	8,547
Sasa stream	1,043	950	4,441	3,933
Gibraltar stream	828	477	2,676	2,284
Canadian Malartic royalty	90	118	400	400
Others	63	197	492	897
	4,103	4,117	17,150	16,061
Diamonds

Renard stream (ii)	3,042	1,754	9,210	3,809
Others	26	21	107	108
	3,068	1,775	9,317	3,917
Other metals

Kwale royalty	510	258	2,050	1,675
Others	1	-	3	23
	511	258	2,053	1,698

Total GEOs	22,872	20,583	89,210	67,867

Total GEOs, excluding GEOs earned on the Renard stream (iii)	19,830	18,829	80,000	66,113

(i) The Seabee mine restarted its operations during the second quarter of 2020 (after a shut-down due to COVID-19), and deliveries to Osisko restarted in October 2020.

(ii) In April 2020, the Renard diamond mine was placed on care and maintenance, given the structural challenges affecting the diamond market as well as the depressed prices for diamonds due to COVID-19. The mine restarted its operations in September 2020.

(iii) GEOs from the Renard diamond stream are subtracted when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream are reinvested through a bridge loan with the operator until April 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

GEOs by Product

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Years ended December 31,
	2021	2020	2021	2020
Gold(i)	$1,796	$1,874	$1,799	$1,770
Silver(ii)	$23.33	$24.39	$25.14	$20.54

Exchange rate (US$/Can$)(iii)	1.2603	1.3030	1.2535	1.3413

(i) The London Bullion Market Association's pm price in U.S. dollars.

(ii) The London Bullion Market Association's price in U.S. dollars.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Royalty, Stream and Other Interests Portfolio Overview

As at December 31, 2021, Osisko owned a portfolio of 149 royalties, 10 streams and 3 offtakes, as well as 6 royalty options. Currently, the Company has 19 producing assets. The Cariboo royalty and the San Antonio stream are excluded from the total number of assets, as these assets, held by Osisko, are cancelled on the accounting consolidation of Osisko Development.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets
Producing	13	6	-	19
Development (construction)	11	4	2	17
Exploration and evaluation	125	-	1	126
	149	10	3	162

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction
North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au, Ag	Canada
Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.2-3.5% NSR royalty	Au	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Island Gold	Alamos Gold Inc.	1.38-3% NSR royalty	Au	Canada
Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA
Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR(i) royalty	Au	USA
Parral(ii)	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico
Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico
Ermitaño	First Majestic Silver Corp.	2% NSR	Au, Ag	Mexico
Renard(iii)	Stornoway Diamonds (Canada) Inc.	9.6% stream	Diamonds	Canada

Outside of North America
Mantos Blancos	Mantos Copper Holding SpA	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(iv)	Rutile, Ilmenite, Zircon	Kenya
Matilda	Wiluna Mining Corporation	1.65% stream	Au	Australia
Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador
Brauna	Lipari Mineração Ltda	1% GRR	Diamonds	Brazil

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Key development / exploration and evaluation assets(vi)

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada
Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina
Arctic	South 32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA
Amulsar(v)	Lydian Canada Ventures Corporation	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian Canada Ventures Corporation	81.9% offtake	Au	Armenia
Back Forty	Gold Resources Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA
Canadian Malartic Underground	Agnico Eagle Mines Limited Yamana Gold Inc.	3.0 - 5.0% NSR royalty	Au	Canada
Cariboo(vi)	Osisko Development	5% NSR royalty	Au	Canada
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3% NSR royalty	Ag, Cu	USA
Copperwood/White Pine(vii)	Highland Copper Company Inc.	3/26th NSR royalty	Ag	USA
Dolphin Tungsten	King Island Scheelite Limited	1.5% Gross Revenue Royalty	Tungsten (W)
Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Mn, Pb, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Liontown	Red River Resources Limited	0.8% NSR	Au, Ag, Zn, Cu
Magino	Argonaut Gold Inc.	3% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
San Antonio(vi)	Osisko Development	15% Au stream	Au, Ag	Mexico
Spring Valley(viii)	Waterton Global Resource Management	2.5-3% NSR royalty	Au	USA
Tocantinzinho(ix)	G Mining Ventures Corp.	1.75% NSR royalty	Au	Brazil
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
West Kenya	Shanta Gold Limited	2% NSR royalty	Au
Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand
Windfall	Osisko Mining Inc.	2.0 - 3.0% NSR royalty	Au	Canada

(i) Gross smelter return ("GSR").

(ii) Effective April 29, 2021, the Parral offtake was converted into a 2.4% gold and silver stream.

(iii) Osisko became a 35.1% shareholder of the private entity holding the Renard diamond mine on November 1, 2019.

(iv) Gross revenue royalty ("GRR").

(v) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, a credit bid was completed and Osisko became a 35.6% shareholder of Lydian Canada Ventures Corporation, which is the private entity now holding the Amulsar project in Armenia.

(vi) The 5% NSR royalty on the Cariboo gold project and the 15% gold and silver stream on the San Antonio gold project held by Osisko are cancelled on the consolidation of Osisko Development by Osisko. As a result, they are not included in the total number of assets.

(vii) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%. Osisko also exercised in June 2021 a portion of its option and acquired a 3/26th NSR royalty on the silver production from Copperwood and White Pine (the remaining option can be exercised by Osisko for US$23.0 million).

(viii) The 3% NSR royalty is on the core resource area; a separate 1% is applicable on the periphery of the property.

(ix) The current effective NSR royalty is 1.75%. However, the operator has a buy-down option to reduce the royalty by 1% to 0.75% at the time of project construction.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Main Producing Assets

NORTH AMERICA
GIBRALTAR
75% Ag Stream
SEABEE
3% NSR
ÉLÉONORE
2.2-3.5% NSR
RENARD
9.6% Diamond Stream
EAGLE
5% NSR
LAMAQUE
1% NSR
BALD MOUNTAIN
1-4% GSR
MINE PAN
4% NSR
CANADIAN MALARTIC
5% NSR
SANTANA
3% NSR
PARRAL
2.4% Au, Ag Stream
ISLAND GOLD
1.38-3% NSR
SOUTH AMERICA
FRUTA DEL NORTE
0.1% NSR
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream

Geographical Distribution of Assets

119
7
3
5
13
15

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Royalty, stream and offtake interests transactions

Spring Valley royalty portfolio

In April 2021, the Company acquired six royalties and one precious metals offtake, from two private sellers, for total cash consideration of US$26.0 million ($32.6 million). The acquisitions were funded through cash on hand. Four of the royalties are on claims overlying the Spring Valley project, and increase the Company's current NSR royalty on Spring Valley from 0.5% to between 2.5% - 3.0% (sliding scale royalty percentages as long as gold prices are above US$700 per ounce). Immediately to the north of Spring Valley lies the Moonlight exploration property, where Osisko has agreed to acquire a 1.0% NSR royalty. Osisko has also agreed to acquire a 0.5% NSR royalty and 30% gold and silver offtake right covering the Almaden Project in western Idaho.

Conversion of the Parral offtake to a gold and silver stream

In April 2021, GoGold and Osisko Bermuda entered into an agreement to convert the gold and silver offtake into a gold and silver stream. Under the stream, Osisko Bermuda will receive, effective April 29, 2021, 2.4% of the gold and silver produced from tailings piles currently owned or acquired by GoGold, with a transfer price of 30% of the gold and silver spot prices. Osisko has currently no other offtake agreement in production.

Tocantinzinho royalty

In July 2021, Osisko entered into a royalty transfer agreement with Sailfish Royalty Corp. ("Sailfish") pursuant to which Osisko purchased a 2.75% NSR royalty on the Tocantinzinho gold project ("Tocantinzinho"), located in Brazil, and operated by G Mining Ventures Corp. ("G Mining Ventures", formerly owned by Eldorado Gold Corporation) for cash consideration of US$10 million ($12.6 million). The operator of Tocantinzinho has a one-time buy-down option in relation to the royalty. At the time of project construction the operator may make a payment of US$5.5 million to reduce the royalty percentage by 2% resulting in a royalty of 0.75%. Pursuant to a pre-existing agreement entered into by Sailfish, the buy-down payment is payable to the original royalty owners. In November 2021, the operator has early exercised the first 1% of the buy-down, therefore reducing the effective NSR royalty to 1.75%.

In February 2022, G Mining Ventures announced the results of its 2022 feasibility study on Tocantinzinho. The study replaces the 2019 feasibility study completed by Eldorado Gold Corporation, with updated mineral resource and mineral reserve estimates, re-sequenced mine plan, refined mill designs, and updated current capital and operating cost estimates. The feasibility study confirms robust economics for a low cost, large scale, conventional open pit mining and milling operation. The feasibility study outlines total gold production of 1.8 million gold ounces over 10.5 years, resulting in an average annual gold production profile of 174,700 ounces with an All-In-Sustaining Cost ("AISC") per ounce of US$681. The project after-tax net present value (5% discount rate) is US$622 million with an after-tax internal rate of return of 24% at a gold price of US$1,600 per ounce.

Horne 5 stream

In August 2021, the Company made an advance payment of $10.0 million under its silver stream agreement with Falco Resources Ltd., an associate. The payment corresponds to half of the $20.0 million second instalment payment, which was payable at the receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the Horne 5 property.

Barrick TZ royalty portfolio

On October 27, 2021, Osisko concluded a transaction with Barrick TZ Limited to acquire royalties for total cash consideration of US$11.8 million ($14.8 million), including a 2% NSR royalty on the AfriOre and Gold Rim licenses comprising the West Kenya project operated by Shanta Gold Limited, a 1% NSR royalty on the Frontier project operated by Metalor SA, a private company, and a 1% NSR royalty on the Central Houndé project operated by Thor Explorations Ltd.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic open pit mine which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners").

Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South deposits, a 3.0% NSR royalty on the Odyssey North deposit and a 3-5% NSR on the East Malartic deposit, which are located adjacent to the Canadian Malartic mine.

Update on operations

On February 17, 2022, Yamana reported production guidance of 640,000 ounces of gold at Canadian Malartic for the year 2022. At Canadian Malartic, production is expected to transition from the open pit to the underground between 2023 to 2029.

Canadian Malartic produced 177,866 ounces of gold (100% basis) during the fourth quarter. Canadian Malartic benefitted from higher grades and recoveries from ore in the Malartic pit as the operation continues to transition to the Barnat pit. Full year production of 714,784 ounces of gold (100% basis) exceeded guidance of 700,000 ounces.

Gold mineral reserves of 3.54 million ounces, reflecting depletion from 2021 production and an adjustment of approximately 96,000 ounces due to a slight increase in cut-off grade, which will be added to the marginal stockpile, and a localized adjustment in the lower benches of the Canadian Malartic pit. For the Barnat pit, drill hole datasets from the former East Malartic and Sladen underground mines were incorporated into the resource model, increasing confidence in the Barnat grade estimation and without significantly changing mineral reserves or mineral resources. Underground mineral resources for the Odyssey project continue to grow as a result of ongoing exploration drilling, with a total of 2.35 million ounces of indicated mineral resources and 13.15 million ounces of inferred mineral resources reported at year-end. At East Gouldie, drilling added a total of 82 new pierce points in the mineralized zones, confirming estimated grades and widths and resulting in the first gold indicated mineral resources for the deposit of 1.5 million ounces, on a 100% basis. The ongoing infill drilling program continues to increase the inventory of indicated mineral resources to support the planned conversion of mineral resources to mineral reserves. Expansion of the mineral resource envelope on all sides added new inferred mineral resources with a high potential for future conversion in the mine plan, while step out drilling extended the mineralized zone 1,260 metres beyond the reported East Gouldie mineral resource and identified a new subparallel zone, located 400 metres in the footwall of the East Gouldie zone. These exploration holes are still widely spaced and therefore not yet considered in the mineral resource statement.

For more information, refer to Yamana's press release dated January 13, 2022 entitled "Yamana Gold Announces Preliminary Fourth Quarter and Full Year 2021 Operating Results, Exceeding Annual Production Guidance With Strong Cash Flow Generation and Standout Performances at Its Core Operations", Yamana's press release dated February 8, 2022 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio" and Yamana's press release dated February 17, 2022 entitled "Yamana Gold Provides 2022-2024 Guidance and an Update to Its Ten-Year Outlook Highlighting a Sustainable Production Platform With Significant Growth", all filed on www.sedar.com.

Odyssey Underground Mine Project Construction

Following the completion of an internal technical study in late 2020, the Partnership has approved the construction of a new underground mining complex at the Odyssey project. The project is described in a NI 43-101 Preliminary Economic Assessment technical report filed on SEDAR in March 2021. The basis for the mine plan is a potentially mineable resource of 7.29 million ounces (6.18 million tonnes of 2.07 g/t Au indicated resources and 75.9 million tonnes of 2.82 g/t Au inferred resources). The East Gouldie deposit makes up most of this mineral inventory, whose total inferred resources contains 6.42 million ounces (62.9 million tonnes of 3.17 g/t Au). Combined with the East Malartic and Odyssey deposits the total underground inferred resources contains 13.8 million ounces (177.5 million tonnes of 2.42 g/t Au), as well as indicated resources of 0.86 million ounces (13.3 million tonnes of 2.01 g/t Au). More detail can be found in Agnico Eagles' press release dated February 11, 2021 entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2020 Results" and filed on www.sedar.com.

The project has advanced significantly throughout 2021, with several milestones achieved in the past several months. In October, the concrete pour to construct the 93-metre-tall headframe was completed on schedule, in preparation for shaft sinking to begin in 2022. The production shaft will be 6.5 metres in diameter and 1,800 metres deep, with the first of two loading stations at 1,135 metres below surface.

In parallel, the ramp from surface to the upper zones is advancing according to plan and, as of the end of November, the ramp heading is approximately 250 metres below surface. By the end of the year, the ramp is expected to be at the elevation of the third production level and the base of the first stoping horizon. Underground development is planned to increase in 2022 with the opening of additional headings and the addition of Canadian Malartic development crews to complement the existing contractor crews. As an employer of choice in the Abitibi, the Odyssey project is successfully building a highly skilled team. The first underground ore from Odyssey South is on track to be processed through the existing Canadian Malartic plant in early 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Opportunities also exist for supplemental production sources to increase throughput beyond 20,000 tpd and utilize the excess process capacity of the 60,000 tpd Canadian Malartic plant. Exploration drilling of the East Gouldie Extension and parallel structures, while widely spaced, indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie. Although at the very early stages, these results suggest the potential for a second production shaft that could increase throughput over the longer term. Open pit and underground exploration targets within the Canadian Malartic land package present additional potential ore sources. More detail can be found in Yamana's press release dated December 1, 2021 entitled "Yamana Gold Announces the Discovery of New Mineralized Zones at Wasamac and Provides an Update on Its Growth Projects"

For additional information, please refer to Agnico Eagle's press release dated November 2, 2021 entitled "Agnico Eagle Provides an Update on Exploration Results: Extension of East Gouldie Deposit on the Rand Malartic Property 1,500 Metres from Current Mineral Resources Outline; Additional High-Grade Gold-Copper in Footwall Zone at Upper Beaver in Kirkland Lake; Exploration at Hope Bay Continues to Expand Doris and Madrid Deposits; Drilling at Santa Gertrudis Identifies New High-Grade Mineralization", and Yamana's press release dated February 8, 2020 entitled "Yamana Gold Reports Updated Mineral Reserves and Mineral Resources Underpinning Increasing Mine Lives Across Its Portfolio", all filed on www.sedar.com.

Malartic Exploration Update On September 7, 2021, Yamana provided an update on the ongoing exploration programs at Canadian Malartic. The district exploration program has discovered a deep eastern extension of the East Gouldie structure as well as a new zone located 400 metres south of East Gouldie, and intercepted further promising mineralization below the known East Amphi deposit. These results support the continued growth of Canadian Malartic as it transitions from an open pit mine to a large underground operation with a decades-long mine life. Drilling highlights in the East Gouldie infill area include the following estimated true width intercepts: 6.2 g/t Au over 61.7 metres including 10.9 g/t Au over 21.0 metres at 1,102 metres depth (MEX19-154WC).

East Amphi is located three kilometres northwest of the Canadian Malartic pit. To date, 7,900 metres of drilling have been completed at East Amphi and results indicate the presence of significant mineralization at depth below the historic workings. Two zones are being defined with new intercepts in the Nessie zone of 2.16 g/t Au over an estimated true width of 17.19 metres in drill hole EA20-4187, and 14.13 g/t Au over an estimated true width of 1.70 metres in drill hole EA21-4196. Follow up drilling of the adjacent Kraken zone, returned an intercept of 2.01 g/t Au over an estimated true width of 29.77 metres.

Recent results in the Chert zone also suggest the potential to add additional mineral resources between the East Malartic and East Gouldie deposits. The size and shape of the Chert zone is not well understood yet, but recent results of drill hole MEX20-164WD, returned 7.0 g/t Au over 77.9 metres core length at 890 metres depth. At East Amphi, recent work suggests that the mineralization remains open at depth below the historical underground mine, with hole EA21-4197 intersecting 2.0 g/t Au over an estimated true width of 29.8 metres at 544 metres depth. This broad mineralized zone is comprised of several higher-grade sub-zones.

On November 2, 2021, Agnico Eagle reported positive exploration results for the Odyssey underground project. Infill drilling returned wide, high-grade intersections in the core of the East Gouldie deposit, with results of 6.8 g/t Au over 41.4 meters at 1,069 metres depth, including 10.2 g/t Au over 21.7 metres at 1,064 metres depth. The eastern extension of the deposit was tested further, with the eastern most hole returning 6.3 g/t Au over 4.8 metres at 1,989 metres depth, 1.5 kilometres east of the current mineral resource, further demonstrating the excellent potential to significantly grow the size of the East Gouldie deposit.

For additional information, please refer to Agnico Eagle's press release dated July 8, 2021 entitled "Agnico Eagle Provides an Update on Exploration Results for H1 2021: Discovery of a New Mineralized Horizon 400m South of East Gouldie Deposit; Additional High-Grade Gold-Copper in Footwall Zone at Upper Beaver in Kirkland Lake; Exploration at Hope Bay Confirms Expansion Potential of Doris and Madrid Deposits; Drilling at Kittila Yields Deepest Ore Grade Intersection", Agnico Eagle's press release dated October 27, 2021 entitled "Agnico Eagle Reports Third Quarter 2021 Results - Meliadine and Laronde Mines Drive Record Quarterly Gold Production; 2021 Guidance Maintained; Reintegration of Nunavummiut Workforce at Meliadine and Meadowbank Completed; Development and Exploration Activities Progressing as Planned at Odyssey; Proposed Merger of Equals Announced With Kirkland Lake Gold" and Yamana's press release dated September 7, 2021 entitled "Yamana Gold Reports Positive Exploration Results at Its Producing Mines; New Zones and Targets Identified at All Operations With the Potential to Significantly Expand the Mineral Resource Base and Increase Mine Life; East Gouldie Results Highlight Continuity and Scale of the Zone", all filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Mantos Blancos Stream (Mantos Copper Holding SpA)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper Holding SpA ("Mantos"), a private mining company focused on the extraction and sale of copper. Mantos owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

On November 30, 2021 Capstone Mining Corp. ("Capstone") and Mantos Copper (Bermuda) Limited ("Mantos") announced that they entered into a definitive agreement to combine pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). Upon completion of the transaction, the new company will be named Capstone Copper Corp. and all Capstone common shares will be exchanged for newly issued Capstone Copper shares, based on the exchange ratio of one common share in the capital of Mantos for each Capstone share held.

Under the stream, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (2.7 million ounces have been delivered at December 31, 2021), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda.

Update on operations

As per Mantos, production at the Mantos Blancos mine and concentrator plant for the fourth quarter of 2021 of 174,306 ounces of payable silver was lower than the 180,751 ounces of payable silver in the third quarter of 2021, mainly due to lower material milled and lower recoveries (73.7% vs 79.6%), partially offset by higher grades (6.79 g/t vs 6.26 g/t).

The Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") has achieved an overall project progress of 99% and total construction and pre-commissioning progress of 100%. The main project milestone, the Facility Practical Completion date, remains scheduled for the first quarter of 2022.

The expansion is expected to increase the throughput of the operation's sulphide concentrator plant from 4.3 million tonnes per year to 7.3 million tonnes per year and extend the life of the mine to 2035. Life-of-mine deliveries of refined silver to Osisko following commissioning of the expansion are expected to total approximately 14.5 million ounces, with annual deliveries during the first five years expected to average approximately 1.3 million ounces of refined silver. Capstone have confirmed that studies for a further expansion at Mantos Blancos (Phase 2) that would increase mill processing capacity from 20ktpd to 27ktpd are already underway. For additional information, please refer to Capstone's press release entitled "Capstone and Mantos Copper Combine to Create Capstone Copper, a Premier Copper Producer With Transformational Near-Term Growth" filed on www.sedar.com.

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp ("Victoria"). The Dublin Gulch gold property is situated in central Yukon Territory, Canada. The Eagle Gold mine poured its first gold on September 18, 2019.

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine and on July 1, 2020, commercial production was declared.

Update on operations

On January 6, 2022, Victoria reported gold production in the fourth quarter of 2021 of 49,497 ounces for full year 2021 gold production of 164,222 compared to the revised guidance of 162,000. The guidance was revised in December 2021 from the original guidance released in March 2021 of 180,000 - 200,000 ounces of gold. The 2021 gold production represents an increase of 41% compared to the previous year with ore mined increasing by 27%.

During the fourth quarter of 2021, the company was delayed approximately 5 weeks in receipt of required driplines used to irrigate the heap leach pad. During this period, "low flow" driplines were installed as an alternate until the shipment of new driplines arrived. The low flow driplines delivered less leach solution to freshly stacked ore on the heap leach pad than would be anticipated using regular driplines resulting in an extended leach cycle. Freshly stacked ore contains the highest portion of recoverable gold and contributes significantly to gold production for the first 45 days under leach. All low flow driplines have subsequently been replaced and normal leaching has resumed. However, a considerable portion of gold production expected to be recovered in the fourth quarter of 2021 is now expected to be realized in the first quarter of 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

On January 17, 2022, Victoria released an update on its "Project 250", aimed at increasing the average annual gold production of the Eagle gold mine to 250,000 ounces gold by 2023. Victoria announced the completion of a scoping study designed to assess the potential incorporation of an intermediate scalping screen into the process flow sheet which will serve to bypass fine ore material from the crushing circuit directly to the heap leach pad. The results of this study demonstrate an increase to design throughput of the crushing circuit by approximately 15%, thereby increasing potential annual ore stacking on the heap leach pad by approximately 1.5 million tonnes. Project 250 targets improvements to the overall efficiency of the Eagle Gold mine processing and material handling facilities through the elimination of unnecessary recycling of fine ore material that is more suitable to direct delivery to the heap leach pad. This study has identified the required equipment, location thereof and requisite modifications to the existing process layout coupled with capital and operating cost estimates in addition to timelines to effectively execute the engineering and installation.

As per the recommendations of the scoping study, detailed engineering and procurement of equipment is underway to enable construction to start in the second quarter of 2022. Construction is expected to be completed by the end of 2022. The scoping study report is available on Victoria's website. In addition to the scalping screen facility, Project 250 contemplates year round stacking of the heap leach pad which will extend the overall stacking schedule from nine to eleven months a year. Stacking eleven months a year will allow for an annual four week maintenance shutdown of the crushing circuit.

Reserve and resource estimates

The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a Technical Report, dated December 6, 2019.  At July 1, 2019, the Eagle pit was estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit was estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

For additional information, please refer to Victoria's press release dated January 6, 2022 entitled "Victoria Gold: Eagle Gold Mine Q4 And Annual 2021 Production Results" and Victoria's press release dated January 17, 2022 entitled "Victoria Gold Provides Update on 'Project 250', both filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.2% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Update on operations

On December 2, 2021, Newmont provided 2022 guidance for the Éléonore mine of 275,000 ounces of gold.

On October 28, 2021, Newmont announced sales of 58,000 gold ounces in the third quarter of 2021 for a total of 186,000 gold ounces in the first nine months of 2021.

Reserve and resource estimates

On February 10, 2021, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2020. Proven and probable gold mineral reserves and resources remained relatively unchanged after depletion. Proven and probable gold mineral reserves as of December 31, 2020 totaled 1.26 million ounces (7.8 million tonnes grading 5.0 g/t Au). Measured and indicated gold mineral resources as of December 31, 2020 were estimated at 0.44 million ounces (3 million tonnes grading 4.51 g/t Au). Inferred gold mineral resources as of December 31, 2020 were estimated at 0.46 million ounces (2.5 million tonnes grading 5.65 g/t Au).

For additional information, please refer to Newmont press release dated February 10, 2021 entitled "Newmont Reports 2020 Mineral Reserves of 94 Million Gold Ounces Replacing 80 Percent of Depletion", Newmont's press release dated December 2, 2021 entitled "Newmont Provides 2022 and Longer-term Outlook", and Newmont's press release dated October 28, 2021 entitled "Newmont Announces Third Quarter 2021 Results", all filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation (currently US$5.96 per ounce).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Update on operations

On January 11, 2022, Central Asia reported sales of 85,314 ounces of payable silver in the fourth quarter of 2022 for a total of 323,849 ounces for the year 2021.

For more information on the Sasa mine, refer to Central Asia's press release dated January 11, 2022, entitled "2021 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On January 31, 2022, SSR Mining reported that it expects to produce between 115,000 to 125,000 ounces of gold at Seabee in 2022, with a mid-point of 119,000 ounces of gold.

SSR Mining also announced gold production for Seabee was a record 118,888 ounces in 2021, exceeding full-year guidance. Gold production was 35,570 ounces in the fourth quarter of 2021. Seabee's production profile is expected to remain largely consistent throughout the next year. Due to continued strong performance in the mine, Seabee is targeting record throughputs above 1,100 tonnes per day ("tpd") through 2022. Seabee's outperformance is expected to continue, as strong grades drive production of 120,000 to 130,000 ounces in 2023. Continued exploration in the Santoy mine is aimed at increasing grade and production in 2024 and beyond, as the operation has managed to do for many years.

Update on exploration

On January 31, 2022, SSR Mining announced total 2022 exploration and resource development expenditures are estimated at $15 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties (Fisher is not covered by the royalty).

Reserve and resource estimates

On March 30, 2021, SSR Mining reported its updated mineral reserves and mineral resources as of December 31, 2020. At the Seabee gold operation, exploration activities were impacted in 2020 due to the COVID-19 pandemic, limiting exploration during the year. Mineral reserves totaled 493,000 ounces of gold (1.6 million tonnes at an average gold grade of 9.83 g/t) at year-end 2020, a decrease of 1% compared to year-end 2019. The slight decrease in reserves is due to depletion at Santoy 8 and 9, offset by mineral resource to reserve conversion at Santoy 8 and 9 and the Gap HW based on infill drilling. Measured and indicated mineral resources totaled 1,003,000 ounces of gold (3.0 million tonnes at an average gold grade of 10.38 g/t); and inferred mineral resources totaled 507,000 ounces of gold (2.03 million tonnes at an average gold grade of 7.77 g/t) at year-end 2020. Mineral resources and reserves development drilling will continue at Seabee in 2021 with a focus on Gap HW and the newly discovered adjacent Santoy hanging wall.

For more information, refer to SSR Mining's press release dated January 31, 2022 entitled "SSR Mining Achieves Top End of 2021 Production Guidance, Beats Aisc Guidance, Outlines Three-Year Outlook and Intends to Increase 2022 Dividend by 40%" and SSR Mining's press release dated March 30, 2021 entitled "SSR Mining Reports Mineral Reserves And Resources for Year-End 2020", both filed on www.sedar.com.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production (representing 75% of the Gibraltar mine production) until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Since April 2020, there is no transfer price for the silver ounces acquired. As of December 31, 2021, a total of 0.9 million ounces of silver have been delivered under the stream agreement.

Gibraltar produced 112 million pounds of copper in 2021 and 29 million pounds in the fourth quarter of 2021. However, sales in the fourth quarter were 24 million pounds due to major disruption to the highway and rail infrastructure in southern British Columbia from severe rainstorms in November. Transit times for rail shipments are gradually improving and Taseko expects to reduce copper inventories at Gibraltar in the first quarter of 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

For more information, refer to Taseko's press release dated January 13, 2022 entitled "Taseko Announces Gibraltar 2021 Production and Sales", filed on www.sedar.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Update on operations

On January 17, 2022, Alamos reported its 2022 guidance for Island Gold of 125,000 to 135,000 ounces of gold. Gold production at Island Gold is expected to decrease slightly in 2022, reflecting lower planned grades which is consistent with the mineral reserve grade and the Phase 2I expansion study released in 2020 ("Phase 2I Study"). Mining and processing rates are expected to be consistent with 2021 and average 1,200 tpd. As outlined in the Phase 2I Study, grades mined are expected to decrease below the average mineral reserve grade in 2023 followed by an increase above the average mineral reserve grade in 2024 driving production higher.

Alamos reported gold production of 37,500 ounces at Island Gold in the fourth quarter of 2021 for an annual gold production of 140,900 ounces, meeting its guidance.

In 2020, Alamos reported results of the positive Phase 2I expansion study conducted on its Island Gold mine. Based on the results of the study, Alamos is proceeding with an expansion of the operation to 2,000 tonnes per day. This follows a detailed evaluation of several scenarios which demonstrated the shaft expansion as the best option, having the strongest economics, being the most efficient and productive, and the best positioned to capitalize on further growth in mineral reserves and resources. The Phase 2I expansion is expected to drive average annual gold production to 236,000 ounces per year starting in 2025 upon completion of the shaft, representing a 70% increase from 2020 production. The Phase 2I expansion study was based on mineral reserves and resources at Island Gold as of December 31, 2019 and does not include the significant growth over the past year as outlined in the 2020 year-end Mineral Reserve and Resource statement and exploration results described below. On January 17, 2022, Island Gold announced that permitting for the expansion is expected to be completed during the first half of 2022. Shaft site surface works, construction of the hoisting plant and preparation of the shaft sink will be a major focus with the pre-sink of the shaft expected to start mid-2022

Reserves and resources

On February 23, 2021, Alamos reported its updated mineral reserves and resources as of December 31, 2020. Island Gold's mineral reserves and resources increased a combined 1.0 million ounces, net of mining depletion, including: an 8% increase in proven and probable mineral reserves to 1.3 million ounces (4.2 million tonnes grading 9.71 g/t Au), a 40% increase in inferred mineral resources to 3.2 million ounces (6.9 million tonnes grading 14.43 g/t Au) with grades also increasing 9%, reflecting further higher grade additions in Island East, for combined mineral reserves and resources totalling 4.7 million ounces, a 27% increase from the end of 2019.

Exploration update

On January 17, 2022, Alamos announced that a total of $22 million has been budgeted for surface and underground exploration at Island Gold in 2022. The exploration focus remains on defining additional near mine mineral resources across the two-kilometre long Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets. The 2021 exploration program was successful in extending high-grade mineralization across the Island Gold Main Zone, particularly in Island East. This included the best hole drilled to date at Island Gold (71.21 g/t Au (39.24 g/t cut) over 21.33 metres true width), extending high grade mineralization down-plunge from existing Mineral Resources. High grade mineralization was also intersected in a 300 metres step out hole, the deepest drilled to date, confirming that high grade mineralization extends well beyond mineral resources to a depth of more than 1,700 metres. These results highlight the significant potential for further growth in mineral reserves and resources.

The 2022 surface and underground exploration drilling program will continue to test the lateral and down-plunge extensions of Island East as well as an increased focus on Island Main and West. This includes 30,000 metres of surface directional drilling, 30,000 metres of underground exploration drilling.

For more information, refer to Alamos' press release dated January 17, 2022 entitled "Alamos Gold Reports Fourth Quarter 2021 Production and Provides Three-Year Production and Operating Guidance" and Alamos' press release dated February 23, 2021 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2020", both filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway Diamonds (Canada) Inc. ("Stornoway") and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

A credit bid transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company holding the Renard diamond mine, Stornoway Diamonds (Canada) Inc., which is considered as an associate since that date.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Update on operations

Stornoway announced in April 2020 that it had decided to keep the mine on care and maintenance, given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

Stornoway's focus has been on cost reduction while the diamond market recovers. During the first quarter of 2021, the company sold 444,936 carats at an average price of US$74.03 per carat, a significant improvement over pre-COVID pricing levels. During the second quarter of 2021, the company sold 439,028 carats at an average price of US$83.80 per carat. During the third quarter of 2021, the company sold 468,354 carats at an average price of US$97.85 per carat and during the fourth quarter, the company sold 491,053 carats at an average price of US$116.23 per carat. The last sale that was completed in February had an average price of over US$170 per carat, a continued upward trend.

Stornoway's cost reductions, coupled with strengthening diamond prices resulted in positive cash generation from Renard and no additional drawdowns on the company's working capital facility in 2021. Stornoway repaid $3.9 million to Osisko, or approximately 50% of the working capital facility (and interests receivable) outstanding at the end of December 2021. Osisko has agreed to defer payments from the stream until April 2022. Payments can be made prior to this date if the financial situation of Stornoway permits.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or other interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or other interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Incorporated ("Osisko Metals") and Falco Resources Ltd. ("Falco"). Certain equity positions, including Falco, were transferred to Osisko Development as part of the reverse take-over transaction completed in the fourth quarter of 2020.

Osisko Gold Royalties and Osisko Development may, from time to time and without further notice except as required by law or regulations, increase or decrease their investments at their discretion.

During the year ended December 31, 2021, Osisko acquired equity investments for $20.7 million ($15.5 million acquired by Osisko Gold Royalties and $5.2 million acquired by Osisko Development) and disposed investments for $47.9 million ($4.9 million sold by Osisko Gold Royalties and $43.0 million sold by Osisko Development).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2021 (in thousands of dollars):

	Osisko Gold Royalties		Osisko Development		Consolidated
Investments	Carrying value (i)	Fair Value (ii)	Carrying value (i)	Fair value (ii)	Carrying value (i)	Fair value (ii)
	$	$	$	$	$	$
Associates	112,390	203,336	12,964	44,820	125,354	248,156
Other	51,668	51,668	42,563	42,563	94,231	94,231
	164,058	255,004	55,527	87,383	219,585	342,387

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2021.

Main Investments

The following table presents the main investments of the Company in marketable securities as at December 31, 2021:

Investment	Company Holding the Investment	Number of Shares Held	Ownership
			%
Osisko Mining	Osisko Gold Royalties	50,023,569	14.4
Osisko Metals	Osisko Gold Royalties	31,127,397	15.4
Falco	Osisko Development (i)	46,885,240	17.3

(i) The investment is held by Barkerville Gold Mines Ltd, a wholly-owned subsidiary of Osisko Development.

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall gold project, for which a positive preliminary economic assessment was released in April 2021.

In March 2021, Osisko Mining announced that it has placed an order for grinding equipment and ancillaries from FLSmidth for its 100% owned Windfall gold project. The grinding mills have a capacity of processing up to 176.6 dry tonnes per hour, or 3,900 tonnes per day based on 92% availability.  The equipment is expected to be delivered to the Windfall project in the second half of 2022. Installation will follow pending successful receipt of all permits and authorizations. For more information, refer to Osisko Mining's press release dated March 9, 2021 entitled "Osisko Mining Orders Milling Equipment for Windfall", filed on www.sedar.com.

In April 2021, Osisko Mining released an updated preliminary economic assessment with a 39% after-tax internal rate of return and a $1.5 billion after-tax net present value, using a gold price of US$1,500 per ounce. The updated preliminary economic assessment shows an average gold production of 238,000 ounces per year of an 18 year life-of-mine. The first seven years of full production is expected to average 300,000 ounces per year at an average diluted grade of 8.1 g/t Au. For more information, refer to Osisko Mining's press release dated April 7, 2021 entitled "Osisko Mining Delivers Positive PEA Update for Windfall", filed on www.sedar.com.

On September 14, 2021, Osisko Mining reported that drilling had confirmed the Golden Bear discovery zone ("D1") and also identified two new mineralized zones ("D2" and "D3"). All three zones display alteration, sulfide mineralization and local visible gold, and all three remain open up and down plunge and along strike. Drill hole OSK-UB-21-273 returned 67.10 g/t Au over 2.0 metres; this intercept occurred 60 metres upplunge from the discovery intercept previously reported (27.40 g/t Au over 6.7 metres). Osisko Mining also released several batches of drill results illustrating the high grade nature of the deposits at Windfall, including 2,181 g/t Au over 2.5 metres at Lynx on August 3, 2021.

On November 30, 2021, Osisko Mining announced that it has signed an agreement for a private placement of $154 million in a convertible senior unsecured debenture due December 1, 2025 (the "Debentures") with Northern Star Resources Limited ("Northern Star"). In addition, Osisko Mining and Northern Star had agreed to negotiate, on an exclusive basis, the terms of an earn-in and joint-venture on up to a 50% interest in Osisko Mining's Windfall project. On February 16, 2022, Osisko Mining announced the termination of the joint venture negotiations. Osisko Mining has determined that development of the Windfall project on an independent basis would be optimal for their shareholders.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

On January 10, 2022, Osisko Mining provided an updated mineral resource estimate on Windfall. Measured and indicated resources are estimated at 3.2 million ounces of gold, an increase of 73%, at an average grade of 10.5 g/t (cut-off grade of 3.5 g/t), an increase of 9%. Inferred resources are estimated at 3.6 million ounces of gold at an average grade of 8.6 g/t, reflecting a grade increase of 8%. For more information, refer to Osisko Mining's press release dated January 10, 2022 entitled "Osisko Delivers Updated Windfall Resource Estimate", filed on www.sedar.com.

For more information, please refer to Osisko Mining's press releases available on www.sedar.com and on their website (www.osiskomining.com).

As at December 31, 2021, the Company held 50,023,569 common shares representing a 14.4% interest in Osisko Mining (14.5% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 2.0% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1.0% NSR royalty on the Bathurst mining camp. On February 11, 2022, the royalty Pine Point was increased by 1% for $6.5 million for a total NSR royalty of 3.0%

On January 11, 2021, Osisko Metals announced its 2021 exploration and development plans for Pine Point, including an updated preliminary economic assessment and submission of the environmental assessment initiation package. On receipt of a positive decision on the environmental assessment, expected in the third quarter of 2023, the project permitting phase will commence and is expected to be completed by the third quarter of 2024.

On June 15, 2020, Osisko Metals released a positive independent preliminary economic assessment on the Pine Point project, including the results of an updated mineral resource estimate that converted approximately 25.5% of the global resource to the indicated mineral resource category. The preliminary economic assessment showed an estimated internal rate of return of 29.6% and a mine life of 10 years. The updated mineral resource estimate highlighted indicated mineral resources of 12.9 million tonnes grading 6.29% zinc equivalent ("ZnEq") (4.56% Zn and 1.73% Pb). Inferred mineral resources are estimated at 37.6 million tonnes grading 6.80% ZnEq (4.89% Zn and 1.91% Pb). For more information, refer to Osisko Metals' press release dated June 15, 2020 entitled "Osisko Metals Releases Positive Pine Point PEA", filed on www.sedar.com.

As at December 31, 2021, the Company held 31,127,397 common shares representing a 15.4% interest in Osisko Metals (17.4% as at December 31, 2020). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive updated feasibility study was released in March 2021. For more information, refer to Falco's press release dated March 24, 2021 and entitled "Updated Feasibility Study Confirms Significant Value of the Horne 5 Project" and filed on www.sedar.com.

The feasibility study was updated to reflect the improved commodity prices, the silver stream financing arrangement with Osisko and the copper and zinc concentrate offtake agreements with Glencore Canada Corporation and its affiliated companies ("Glencore"). The capital and operating costs were reviewed to reflect current market conditions for labour, supplies and services. At a gold price of $1,600 per ounce, the updated feasibility study shows that the Horne 5 Project would generate an after-tax net present value, at a 5% discount rate, of $761 million and an after-tax internal rate of return of 18.9%.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

In June 2021, Falco entered into an agreement in principle with Glencore establishing the framework of the terms and conditions (the "Agreement in Principle") pursuant to which the parties will enter into the Principal Operating License and Indemnity Agreement (the "OLIA") in order to enable Falco to develop and operate its Horne 5 project. It is anticipated that the OLIA will be finalized in 2022. The Agreement in Principle outlines the terms to be included in the OLIA which will establish the framework to govern Falco's development and operation of its Horne 5 project, including:

- The creation of Technical and Strategic Committees, comprised of both Glencore and Falco representatives, to collaborate in the successful and safe development and operation of the Horne 5 Project and to capitalize on the many synergies between the parties;

- The right to appoint one Glencore representative on Falco's Board;

- Rights of access, use and transformation rights in favour of Falco; and

- Financial assurance including guarantees, and indemnification to cover risks to Glencore's copper smelting operations (the "Horne Smelter").

For more information, refer to Falco's press release dated June 28, 2021 entitled "Falco Enters into an Agreement in Principle with Glencore Regarding Horne 5 Development and Operating License", filed on www.sedar.com.

In June 2021, Falco also entered into an option agreement granting Falco the sole and exclusive right to acquire an undivided one hundred percent ownership interest in the Norbec and Millenbach sites located in the vicinity of the City of Rouyn-Noranda. The properties will serve as the tailings management facilities and are located at a former tailings facility (the old Norbec Mine), which has already been impacted by historical mining activities and is situated approximately 11 kilometres from the Horne 5 project's mining complex site. The use of this previously impacted site is consistent with Falco's environmental, social and governance strategies. For more information, refer to Falco's press release dated June 30, 2021 entitled "Falco Enters into an Option Agreement with First Quantum for its Future Tailings Management Facility Site", filed on www.sedar.com.

In February 2019, Osisko provided Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6.00 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco. However, Osisko agreed to subordinate its first priority in favor of Glencore pending the repayment of a short-term loan to Glencore by Falco. The first installment of $25.0 million was made at the closing of the Falco Silver Stream and an additional advance of $10.0 million on the second installment ($20.0 million) was made in August 2021.

As at December 31, 2021, Osisko Development held 46,885,240 common shares representing a 17.3% interest in Falco (18.2% as at December 31, 2020). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

•	Promoting the mining industry and its benefits to society;

•	Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments;

•	Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);

•	Supporting university education in mining fields and employee development;

•	Promoting diversity throughout the organization and the mining industry; and

•	Encouraging our partners' companies to adhere to the same areas of focus in sustainability.

In April 2021, Osisko Gold Royalties released its inaugural ESG report (www.osiskogr.com/en/message-stakeholders/). In addition to a discussion of corporate governance practices, the report provides a focused review of how Osisko assesses potential investments through its diligence process and monitors existing assets to ensure the Company is well positioned to deliver growth responsibly.

As part of its broader ESG initiative, Osisko Gold Royalties is proud to have joined the UN Global Compact, the world's largest voluntary corporate sustainability initiative, with over 14,500 participants across 160 countries. The UN Global Compact is based on ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. By signing onto the initiative, Osisko Gold Royalties has committed to align with these principles, intended to promote and strengthen responsible corporate policies and practices worldwide. As part of its commitment, Osisko Gold Royalties will release an annual communication on progress that outlines the Company's efforts to operate responsibly and implement the ten principles.

Osisko also proudly announced a strategic partnership with Carbon Streaming Corporation ("Carbon Streaming") to help promote global decarbonization and biodiversity projects. The group's management team consists of seasoned executives with significant streaming expertise and recognized climate change experts. Carbon Streaming's business model is to fund carbon-offset projects that avoid, reduce or remove GHG emissions globally. The investment affords Osisko a 20% right to participate in any streaming transactions conducted by Carbon Streaming under certain circumstances. Beyond the potential to offset the Company's indirect carbon emissions, Osisko expects potential synergies with current and future mine operators in its traditional royalty and stream business. Mining operations afford significant opportunities to generate carbon credits through ancillary projects that are value enhancing for the mine, the neighboring communities (through employment and conservation) and the environment overall. On July 27, 2021 Carbon Streaming listed on the NEO Exchange.

Mining Exploration and Evaluation / Development Activities

Following the spin-out of the mining activities of Osisko Gold Royalties to Osisko Development in November 2020, all mining exploration, evaluation and development assets and activities are now held, operated and financed exclusively by Osisko Development.

In 2021, investments in mining assets and plant and equipment amounted to respectively $185.3 million, mostly on the Cariboo gold property, Bonanza Ledge Phase 2 project and San Antonio gold project, all operated by Osisko Development.

Cariboo gold property

Exploration activities

A total of 152,500 meters were drilled in 2021 on the Cariboo gold property as part of the exploration and category conversion drill program to support the ongoing feasibility study. The drilling commenced in January 2021 and was completed in October 2021 with up to 12 diamond drill rigs utilized during the campaign. By deposit, a total of 61,000 meters were drilled at Shaft, 50,000 meters at Valley, 30,000 meters at Lowhee and 10,000 meters at Mosquito. An additional 1,500 meters were drilled at Quesnel River.  The drilling confirmed down dip extensions of mineralized vein corridors and high-grade intercepts within the current mineral resource estimate. The mineral resource estimate incorporates eight deposit areas; the Shaft and Mosquito Creek deposits on Island Mountain, Cow and Valley deposits on Cow Mountain, and Lowhee, KL, BC Vein and Bonanza Ledge deposits on Barkerville Mountain at a cut-off grade of 2.1 g/t Au. The objective of the 2021 exploration and delineation program is to convert inferred resources to indicated resources to support reserves for the ongoing feasibility study and to increase overall ounces in the inferred and indicated resource categories by exploring the depth and strike potential of the known deposits.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

For further details on the exploration drilling results, please refer to Osisko Development's press releases filed on SEDAR (www.sedar.com) and on Osisko Development's website (www.osiskodev.com).

Mineral resource estimate

In October 2020, Osisko announced an updated mineral resource estimate for the Cariboo gold project of 3.2 million ounces of gold (21.4 million tonnes grading 4.6 g/t Au) in the measured and indicated resource category, and 2.7 million ounces of gold (21.6 million tonnes grading 3.9 g/t Au) in the inferred resource category. Metallurgical testing has shown that the mineralization can be effectively upgraded by flotation and x-ray transmission ore-sorting, owing to the strong association of gold with pyrite. The concentrates can then be processed at the wholly-owned Quesnel River mill.

For more information, refer to Barkerville Gold Mines NI 43-101 Technical Report entitled "NI 43-101 Technical Report and Mineral Resource Estimate for the Cariboo Gold Project, British Columbia, Canada" (the "Technical Report") filed on SEDAR (www.sedar.com) on November 17, 2020 under Osisko Gold Royalties' profile.

Permitting and Environmental Assessment Process

On October 27, 2021 the Province of British Columbia, Lhtako Dené First Nation and Osisko Development announced the approval of amendments to Mines Act Permits M-238 and M-198 allowing for the expansion of the existing Bonanza Ledge Phase 2 underground mine. These amendments support the ongoing employment of 127 workers at the mine. The expansion of the Bonanza Ledge 2 project allows for continuity of certain mining activities while the Cariboo gold project environmental assessment proceeds.  The permitting process is still on schedule with granting of the permits anticipated by September 2022.

Osisko Development started an Environmental Assessment Process ("EA") in spring of 2019 for the Cariboo gold project located in British Colombia.  The project has completed several milestones to obtaining the EA Certificate planned in the fourth quarter of 2022.  The following is a summary of the steps completed and to be completed to obtain the EA Certificate that will grant Osisko Development the right to apply for the permit of the Cariboo gold project

The following is summary of steps towards EA certification in September 2022

✓ Early Engagement - Completed, initial project description and summary of engagement

✓ EA Readiness Decision - Completed, detailed project description, received notice of consent

✓ Processing planning - Completed

✓ Application Development & Review - Application submitted and under review

o	Effects of Assessment

o	Recommendation

o	Decision

o	Post Certificate

Ore Sorting Technology and Advanced Mining Equipment

Osisko Development commissioned TOMRA in the last quarter of 2020 to complete ore sorting tests using a XRT sensor (x-ray transmission) on a sample of approximately 2,200 kg of ore coming from the Cariboo gold project. After screening to remove the fine particles (size less than 10mm), approximately 1,800 kg of samples, corresponding to medium grade mineralized material typically encountered around high grade veins and replacements, was tested by the Tomra Sorter.  In April 2021, Osisko Development announced positive results of the recent test work aimed at confirming the use of ore sorting to improve the processed grade of mineral resources at the Cariboo gold project.  Details on the results of the test work can be viewed in the company's press release dated April 22, 2021. During the fourth quarter of 2021, Osisko Development completed the mechanical installation of the Steinert Ore Sorter. Following the electrical installation to be done in February 2022, commissioning is expected to be completed by the beginning of the second quarter of 2022.

During the fourth quarter of 2020, Osisko Development leased a MT720 Roadheader for 12 months, which was used for testing purposes in the first half of 2021 at the Bonanza Ledge Phase 2 project. The Roadheader was re-purposed in the second half of 2021 to build the Cow Mountain Portal. It is currently held in containment inside the portal along with winter protection awaiting the start of the development of the Lowhee underground exploration ramp. The Cow exploration ramp will gain access to a 10,000 tonne bulk sample that was permitted in 2021 under a mineral exploration (MX) permit MX-4-561. Underground development with the Roadheader is required to reach the bulk sample location and ore is expected to be processed in the fourth quarter 2022. Underground exploration will also take place as part of this work. Benefits expected to be realized from the Roadheader include, safer development for operators, reduced overbreak, faster development rate, improved integrity of the Cariboo Gold ground and better drift profile and improved ground conditions.  The leased MT720 Roadheader was purchased in the first quarter of 2022. Two additional Roadheaders (MH621) have also been ordered from Sandvik Canada in the fourth quarter of 2021, which are expected to arrive on site in the fourth quarter of 2022 and the first half of 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

2022 Objectives

Regional greenfield exploration is planned for the second and third quarters of 2022 to continue the geochemical sampling and geological mapping of the Quesnel Terrane properties with focus on the Cayenne property and the area between Burns and Yanks, known as the Yanks-Lightning Trend.

Osisko Development started mining operations at its Bonanza Ledge Phase 2 project in the first quarter of 2021 as it was granted in the first quarter of 2021 a notice of departure from the Ministry of Energy, Mines and Low Carbon Innovation of British Columbia.  Osisko Development announced on October 27, 2021 receipt of the final permits for the Bonanza Ledge Phase 2 mine and Qquesnel River mill. The Cow Mountain Underground Bulk Sample Permit was received in July 2021. The underground portal was completed in the fourth quarter of 2021 and Osisko Development anticipates commencing the bulk sample activities in 2022. Osisko Development will be collecting the bulk sample from the Lowhee Deposit and is on track to completing a feasibility study in the first half of 2022.

Impairments - Bonanza Ledge Phase 2 project

In March 2021, processing of ore commenced at the Bonanza Ledge Phase 2 project and Osisko Development earned their first pre-commercial production revenues since recommissioning of the Quesnel River mill.

As a result of operational challenges incurred during the second quarter for 2021, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than originally planned. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at June 30, 2021. As a result of the impairment assessment, Osisko Development recorded an impairment charge of $36.1 million on the Bonanza Ledge Phase 2 project during the three months ended June 30, 2021.

On June 30, 2021, the Bonanza Ledge Phase 2 project was written down to its estimated recoverable amount of $12.4 million, which was determined by the value-in-use using a cash-flows approach.

Due to continuing operational challenges, it was determined that total capital and production costs related to the Bonanza Ledge Phase 2 project would be higher than the total revenues expected to be generated for the remaining life of the project, mostly as a result of lower production. These factors were considered indicators of impairment, among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2021. As a result of the impairment assessment, the Company recorded an impairment charge of $22.4 million on the Bonanza Ledge Phase 2 project during the three months ended September 30, 2021.

On September 30, 2021, the net book value of the Bonanza Ledge Phase 2 project was written down to zero as it is estimated that the net book value will not be recovered by the expected net profits to be generated from the sale of precious metals.

The Bonanza Ledge Phase 2 project is a small scale and short life project, which allows Osisko Development to facilitate (i) opportunities for managing historical reclamation obligations inherited by the company, (ii) hands on training and commissioning of the company's mining and processing complex for the Cariboo gold project and (iii) maintain the economic and social benefits for the First Nations partners and communities.

San Antonio gold project

The San Antonio gold project is a past-producing oxide copper mine located in Sonora, Mexico. In 2020, following the acquisition of the project, Osisko Development concentrated its efforts in obtaining the required permits and amendments to the permits to perform its activities. Osisko Development has filed preventive reports for the processing of the gold stockpile on site and for a 15,000-meter drilling program for the Sapuchi, Golfo de Oro and California zones.

In 2021, Osisko Development focused on various activities that pertain to permitting, local community relations, exploration drilling and preparations towards the processing of the ore stockpile on site.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Mineral resource estimate

The processing scenario assumes heap leaching of the mineralized material sourced from open pit mining. The mineral resource has been limited to mineralized material that occurs within optimized pit shells.

San Antonio Gold Project Mineral Resource Estimate

		Tonnes	Gold Grade	Silver Grade	Gold Ounces	Silver Ounces
Category	Deposit	('000)	g/t	g/t	('000)	('000,000)
	Golfo de Oro	11,700	1.3	2.7	503	1.0
	California	4,900	1.2	2.1	182	0.3
Inferred	Sapuchi	11,100	1.0	3.4	364	1.2
Total Inferred Resources		27,600	1.2	2.9	1,049	2.5

Mineral Resource Estimate notes:

1. The independent and qualified person for the mineral resource estimates, as defined by NI 43-101, is Leonardo de Souza, MAusIMM (CP), of Talisker Exploration Services Inc.

2. The gold cut-off grade applied to oxide, transition and sulphide ore are 0.32 g/t Au, 0.36 g/t Au and 0.42 g/t Au, respectively.

3. These mineral resources are not mineral reserves as they do not have demonstrated economic viability.

4. The mineral resource estimate follows CIM Definition Standards.

5. The estimate is reported for a potential open pit scenario assuming US$1,550 per ounce of gold.

6. Results are presented in-situ. Ounce (troy) = metric tonnes x grade / 31.103. Calculations used metric units (metres, tonnes, g/t). Any discrepancies in the totals are due to rounding effects. Rounding followed the recommendations as per NI 43-101.

7. Talisker Exploration Services Inc. is not aware of any known environmental, permitting, legal, title-related, taxation, socio- political, marketing or other relevant issues that could materially affect the mineral resource estimate other than those that may be disclosed in a NI 43-101 compliant technical report.

Permitting

Osisko Development continued the various permitting activities started in 2020. These activities consist of obtaining the permits for the MIA and the change of Use of Land while continuing the work required to complete the environmental baseline study.  Applications were submitted for four new mining claims, Sapuchi E-82/40881, Sapuchi 2 E-82/40882, Sapuchi 3 E-82/40883, Sapuchi 4 E-82/40888.

Exploration Program

A two phase 45,000-meter drilling campaign was initiated during the second quarter of 2021. The objective of the drill program was to conduct exploration and resource drilling at a spacing of 25 metres and historic drilling validation for the three main target areas; Sapuchi, California and Golfo de Oro.  A total of 27,900 metres were drilled in 177 holes in 2021, representing 62% of the budgeted drill plan. Osisko Development expects exploration potential to expand both oxide and sulphide resources as recent metallurgical testing has shown that the sulphide resources are amenable to heap leaching.

Stockpile

By the end of 2021, construction of the sodium cyanide heap leach pad was completed.  As of December 31, 2021, a total of 47,180 tonnes were crushed and placed on the heap leach pad.

Installation of the carbon-in-column processing plant and installation of related equipment was completed in the the fourth quarter of 2021 and commissioning was completed in January 2022.  Osisko Development is on track to have loaded carbon available to be shipped and realize its first gold sales in the first half of 2022.

The stockpile inventory was revalued at its net recoverable amount in 2021, resulting in an impairment of $21.2 million, following an increase in the expected processing and transportation costs, in part due to inflation pressures, and, to a lighter decree, a decrease in the expected realized gold price.

2022 Objectives

Osisko Development will continue to focus its efforts on the stockpile processing and will continue to advance its current permit applications.  With the completion of the 2021 drill program, Osisko Development intends to publish a resource estimate for the project in the first quarter of 2022.

James Bay area properties

In 2021, the Company incurred an impairment charge of $42.7 million ($34.6 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Osisko Development has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets is unlikely to be recovered from a sale of the project at the current time. As a result, these properties were fully written down.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Dividend Reinvestment Plan

Osisko Gold Royalty has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2021, the holders of 7,891,496 common shares had elected to participate in the DRIP, representing dividends payable of $0.4 million. During the year ended December 31, 2021, the Company issued 120,523 common shares under the DRIP, at a discount rate of 3% (268,173 common shares in 2020 at a discount rate of 3%). On January 14, 2022, 29,929 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2021, Osisko Gold Royalties renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2022 NCIB program, Osisko Gold Royalties may acquire up to 16,530,668 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2022 NCIB program are authorized until December 11, 2022. Daily purchases will be limited to 87,264 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2021, being 349,057 common Shares.

During the year ended December 31, 2021, the Company purchased for cancellation a total of 2,103,366 common shares for $30.8 million (average acquisition price per share of $14.64) under its 2021 NCIB program.

Gold Market and Currency

Gold Market

Gold prices recorded a mixed and volatile performance in 2021 and have fluctuated in the US$200 per ounce range for most of the year moving to a high of US$1,960 per ounce in early January to drop to a low of US$1,680 per ounce in late summer. Gold finished the year at US$1,820 per ounce (based on the LBMA AM gold price), down 3.6% or US$68 per ounce from the close of last year of US$1,888 per ounce. Gold price averaged US$1,799 per ounce in 2021, US$29 per ounce higher when compared to the average price of US$1,770 per ounce in 2020.

Gold prices were highly volatile during the fourth quarter with a trading range of US$112 per ounce. Prices have closed the fourth quarter at US$1,820 per ounce, up US$77 per ounce compared to the closing price of US$1,743 per ounce in the third quarter. Gold price averaged US$1,796 per ounce in the fourth quarter of 2021, which was slightly up from US$1,790 per ounce in the third quarter, and US$78 per ounce lower compared to the fourth quarter of 2020.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close
2021	$1,943	$1,684	$1,799	$1,820
2020	2,067	1,474	1,770	1,888
2019	1,545	1,270	1,393	1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291

In Canadian dollar terms, the average gold price per ounce averaged $2,255 in 2021 $2,374 in 2020. The average price per ounce of gold averaged $2,263 in the fourth quarter of 2021, compared to $2,255 in the third quarter of 2021 and $2,442 in the fourth quarter of 2020. The gold price closed the fourth quarter of 2021 at $2,308 per ounce, up $87 per ounce from September 30, 2021.

Currency

In 2021, the Canadian dollar traded in a range of 1.2040 and 1.2942 and closed the year at 1.2678 (compared to 1.2741 on September 30, 2021 and 1.2732 on December 31, 2020). The Canadian dollar averaged 1.2535 in 2021 compared to 1.3415 in 2020.

The Canadian dollar traded between 1.2329 and 1.2942 in the fourth quarter of 2021 and averaged 1.2603 in the fourth quarter of 2021 compared to 1.2600 in the third quarter of 2021 and 1.3030 in the fourth quarter of 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

The Bank of Canada held its target for the overnight rate at the lower bound of 0.25% at its December meeting. The Bank of Canada signaled its intention to gradually normalize monetary policy to ensure inflation stays under control on a sustainable basis.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2021	2020	2019
	$	$	$
Revenues	224,877	213,630	392,599
Cash margin (2)	187,231	149,930	129,718
Gross profit	138,870	104,325	82,709

Impairment of assets (3)	(126,650)	(34,298)	(260,800)

Operating (loss) income	(45,217)	41,703	(183,226)
Net (loss) earnings (4)	(23,554)	16,876	(234,195)
Basic and diluted net (loss) earnings per share (5)	(0.14)	0.10	(1.55)

Total assets	2,370,622	2,397,104	1,947,253
Total long-term debt	410,435	400,429	349,042

Average selling price of gold (per ounce sold)
In C$ (6)	2,270	2,373	1,817
In US$	1,797	1,782	1,371

Operating cash flows	106,095	107,978	91,598
Dividend per common share	0.21	0.20	0.20

Weighted average shares outstanding (in thousands)
Basic	167,628	162,303	151,266
Diluted (5)	167,628	162,428	151,266

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

(3) Including impairment on royalties, streams and other interests, on exploration, evaluation and development assets, and on investments, when applicable.

(4) Attributable to Osisko Gold Royalties Ltd's shareholders.

(5) Using actual exchange rates at the date of the transactions.

(6) As a result of the net loss for the years ended December 31, 2021 and 2019, all potentially dilutive common shares are deemed to be antidilutive for these periods and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Overview of Financial Results

Financial Summary -2021

•	Record revenues from royalties and streams of $199.6 million ($224.9 million including offtakes) compared to $156.6 million ($213.6 million including offtakes) in 2020;

•	Record gross profit of $138.9 million compared to $104.3 million in 2020;

•	Impairment charges of $42.7 million on exploration and evaluation properties, $21.2 million on the ore in stockpiles of the San Antonio project, and $58.4 million on the Bonanza Ledge Phase 2 project in 2021, all operated by Osisko Development;

•	Mining operating expenses of $12.9 million on the Bonanza Ledge Phase 2 project;

•	Consolidated operating loss of $45.2 million compared to operating income of $41.7 million in 2020, as a result of impairment charges and mining operating expenses incurred by Osisko Development;

•	Consolidated net loss attributable to Osisko Gold Royalties' shareholders of $23.6 million or $0.14 per basic and diluted share, compared to net earnings of $16.9 million or $0.10 per basic and diluted share in 2020;

•	Consolidated adjusted earnings[6] of $59.3 million or $0.35 per basic share[1] compared to $48.4 million or $0.30 per basic share in 2020; and

•	Consolidated cash flows provided by operating activities of $106.1 million compared to $108.0 million in 2020.

Revenues from royalties and streams increased in 2021 compared to 2020, mostly as a result of higher deliveries and payments under the royalty and stream agreements, partially offset by lower realized prices in Canadian dollars. Revenues from offtake agreements decreased as a result of the Parral offtake conversion into a stream in April 2021. The year 2020 was also negatively affected by the impact of the COVID-19 pandemic on the mining operations of several operators.

Cost of sales decreased in 2021 compared to 2020, mostly following the Parral offtake conversion into a stream in April 2021.

Depletion expense increased by $2.8 million compared to the corresponding period in 2020, mainly as a result of the higher deliveries and payments under the royalty and stream agreements and the mix of sales.

Gross profit amounted to $138.9 million in 2021 compared to $104.3 million in 2020. The increase is mainly due to higher deliveries and payments under the royalty and stream agreements and lower cost of sales, partially offset by higher depletion.

In 2021, the Company incurred a consolidated operating loss of $45.2 million, compared to a consolidated operating income of $41.7 million in 2020, mostly as a result of an impairment charge of $21.2 million on the ore in stockpiles of the San Antonio project, impairment charges of $58.4 million on the Bonanza Ledge Phase 2 project, impairment charges of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties (including the James Bay properties and Coulon project), all operated by Osisko Development, and mining operating expenses of $12.9 million also related to the Bonanza Ledge Phase 2 project. In 2020, the Company had incurred an impairment charge on the Renard diamond stream of $26.3 million ($19.3 million, net of income taxes).

Consolidated G&A expenses increased in 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $41.3 million in 2021 compared to $25.9 million in 2020. G&A expenses from the royalties and streams segment decreased slightly in 2021 at $19.6 million compared to $20.5 million in 2020. G&A expenses from the exploration and development segment amounted to $21.7 million compared to $5.4 million in 2020 due to increased activities in 2021.

Business development expenses decreased to $4.2 million in 2021 from $10.3 million in 2020. The decrease is mainly due to additional professional fees incurred in 2020 related to the RTO transaction ($1.8 million) and a non-cash listing fee of $1.7 million, also related to the RTO transaction, of which $2.7 million were assumed by Osisko Development. The balance of the decrease is explained by lower professional fees and compensation expense incurred by Osisko in 2021.

In 2021, Osisko Development incurred mining operating expenses of $12.9 million on the Bonanza Ledge Phase 2 project.

In 2021, the Company incurred a net loss attributable to Osisko's shareholders of $23.6 million, compared to net earnings of $16.9 million in 2020. The increase in gross profit in 2021 was offset by impairment charges and other operating charges from Osisko Development.

[6]	"Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Consolidated adjusted earnings were $59.3 million in 2021, compared to $48.4 million in 2020, as a result of a higher gross profit, partly offset by higher consolidated G&A expenses and mining operating expenses on the Bonanza Ledge Phase 2 project. Adjusted earnings for the royalties and streams segment amounted to $94.4 million in 2021 compared to $55.3 million in 2020, mostly as a result of a higher gross profit. The adjusted loss for the exploration and development segment amounted to $35.1 million in 2021 compared to $6.9 million in 2020, as a result of increased activities. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Consolidated net cash flows provided by operating activities in 2021 was $106.1 million compared to $108.0 million in 2020. Net cash flows provided by operating activities of the royalties and streams segment were $153.2 million in 2021 compared to $114.0 million in 2020, mostly as a result of a higher cash margin. Net cash flows used by operating activities for the exploration and development segment were $47.1 million in 2021 compared to $6.0 million in 2020, as a result of increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the years ended December 31, 2021 and 2020 (in thousands of dollars, except amounts per share):

		2021	2020
		$	$
Revenues	(a)	224,877	213,630

Cost of sales	(b)	(37,646)	(63,700)
Depletion of royalty, stream and other interests	(c)	(48,361)	(45,605)
Gross profit	(d)	138,870	104,325

Other operating expenses
General and administrative	(e)	(41,265)	(25,901)
Business development	(f)	(4,168)	(10,290)
Exploration and evaluation	(g)	(1,197)	(131)
Mining operating expenses	(h)	(12,919)	-
Impairment of assets	(i)	(124,538)	(26,300)

Operating (loss) income		(45,217)	41,703

Other revenues (expenses), net	(j)	1,497	(14,561)

(Loss) earnings before income taxes		(43,720)	27,142

Income tax expense	(k)	(12,955)	(10,913)

Net (loss) earnings		(56,675)	16,229

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(23,554)	16,876
Non-controlling interests		(33,121)	(647)

Net (loss) earnings per share
Basic and diluted		(0.14)	0.10

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(a) Revenues are comprised of the following:

	Years ended December 31,
	2021			2020
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)
Gold sold	2,265	60,621	137,215	2,373	53,276	126,415
Silver sold	32	1,671,791	52,682	27	2,524,469	67,167
Diamonds sold(i)	117	176,964	20,775	94	92,200	8,692
Other (paid in cash)	-	-	14,205	-	-	11,356
			224,877			213,630

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $117 (US$94) per carat in 2021. The average selling price includes 34,249 incidental carats sold outside of the run of mine sales at an average price of $23 (US$18) per carat. Excluding the incidental carats, 142,715 carats were sold at an average price of $140 (US$105) per carat in 2021. The Renard diamond mine was put on care and maintenance in March 2020 given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

The increase in gold ounces sold in 2021 is mainly the result of the COVID-19 pandemic, which negatively affected several mining operations in 2020, as well as strong production in 2021, partially offset by the conversion of the Parral offtake agreement into a stream in April 2021. The decrease in silver ounces sold in 2021 is mainly the result of lower silver ounces acquired under the Parral offtake agreement following the conversion of the Parral offtake into a stream, partially offset by higher deliveries under the other stream agreements.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in costs of sales in 2021 is mainly the result of the conversion of the Parral offtake into a stream in April 2021, partially offset by higher deliveries in 2021 compared to 2020.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The increase in 2021 is mostly due to the increased deliveries in 2021 and the impact of the mix of sales.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(d) The breakdown of cash margin7  and gross profit per type of interest is as follows (in thousands of dollars):

	Years ended December 31
	2021	2020
	$	$
Royalty interests
Revenues	140,279	111,305
Less: cost of sales (excluding depletion)	(551)	(512)
Cash margin (in dollars)	139,728	110,793

Depletion	(28,958)	(23,161)
Gross profit	110,770	87,632

Stream interests
Revenues	59,333	45,269
Less: cost of sales (excluding depletion)	(12,752)	(8,988)
Cash margin (in dollars)	46,581	36,281

Depletion	(19,135)	(21,531)
Gross profit	27,446	14,750

Royalty and stream interests
Total cash margin (in dollars)	186,309	147,074
Divided by: total revenues	199,612	156,574
Cash margin (in percentage of revenues)	93.3%	93.9%

Offtake interests
Revenues	25,265	57,056
Less: cost of sales	(24,343)	(54,200)
Cash margin (in dollars)	922	2,856
Cash margin (in percentage of revenues)	3.6%	5.0%

Depletion	(268)	(913)
Gross profit	654	1,943

Total - Gross profit	138,870	104,325

(e) Consolidated G&A expenses increased in 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $41.3 million in 2021 compared to $25.9 million in 2020. G&A expenses from the royalties and streams segment decreased slightly in 2021 at $19.6 million compared to $20.5 million in 2020. G&A expenses from the exploration and development segment amounted to $21.7 million compared to $5.4 million in 2020 due to increased activities in 2021.

(f) Business development expenses decreased to $4.2 million in 2021 from $10.3 million in 2020.  The decrease is mainly due to additional professional fees incurred in 2020 related to the RTO transaction ($1.8 million) and a non-cash listing fee of $1.7 million, also related to the RTO transaction, of which $2.7 million were assumed by Osisko Development. The balance of the decrease is explained by lower professional fees and compensation expense incurred by Osisko in 2021.

(g) Exploration and evaluation expenses represent expenditures incurred by Osisko Development and its subsidiaries for general exploration activities and for properties that have been previously written-off. The increase is mostly due to the earn-in agreements on exploration properties that were cancelled at the end of 2020.

(h) Mining operating expenses of $12.9 million in 2021 are related to operating expenses incurred by Osisko Development on the Bonanza Ledge Phase 2 project.

(i) In 2021, the Company recorded impairment charges of $21.2 million on the ore in stockpiles (San Antonio project, operated by Osisko Development) to reduce its net book value to its net realizable value following an increase in the expected processing and transportation costs and a decrease in the gold price. The Company recorded impairment charges of $58.4 million on the Bonanza Ledge Phase 2 project, operated by Osisko Development (refer to the Mining Exploration and Evaluation / Development Activities section of this MD&A for details on the impairment charge). Finally, the Company incurred an impairment charge of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Osisko Development has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets is unlikely to be recovered from a sale of the project at the current time. As a result, these properties were fully written down in 2021.

7 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(j) In 2020, the Company had incurred an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream and wrote-off a royalty interest on which the royalty rights were lost as well as a loan.

(k) Other revenues, net of $1.5 million in 2021 include finance costs of $24.6 million, a share of loss of associate of $4.0 million and a foreign exchange loss of $0.6 million, partially offset by a net gain on investments of $13.7 million (including gains on acquisition of investments of $7.6 million and a variation in fair value on investments at fair value through profit and loss of $6.3 million), a flow-through shares premium income of $7.0 million and interest income of $5.1 million. Other revenues also include other gains of $4.9 million, mostly related to the reversal of previously recorded provisions for suppliers.

Other expenses, net, of $14.6 million in 2020 include finance costs of $26.1 million, gains on investments of $13.6 million (including a gain on dilution of investments in associates of $10.4 million) and a share of loss of associates of $7.7 million, partially offset by interest income of $4.6 million and a gain on foreign exchange of $1.0 million.

(l) The effective income tax rate 2021 is (29.6%) compared to 40.2% in 2020. The statutory rate is 26.5% in 2021 and 2020. The elements that impacted the effective income taxes are the impairments on mining exploration, evaluation and development projects, for which no deferred tax liability was recorded due to the initial recognition exemption, and the benefit of losses not recognized, revenues taxable at a lower rate and the recognition of previously unrecognized non-capital losses. Cash taxes related to taxes on royalties earned in foreign jurisdictions were paid in 2021 for $1.2 million and $1.4 million in 2020. In addition, income taxes of US$4.5 million ($5.7 million) were paid in Mexico by a subsidiary of Osisko Development in 2021 as a result of the acquisition of the San Antonio stream by Osisko in 2020.

Liquidity and Capital Resources

As at December 31, 2021, the Company's consolidated cash position amounted to $115.7 million compared to $151.9 million as at September 30, 2021 and $302.5 million as at December 31, 2020. Cash held by Osisko Gold Royalties amounted to $82.3 million and cash held by Osisko Development amounted to $33.4 million at the end of 2021. As at December 31, 2022, the Company has a negative working capital of $193.4 million, as a result of the $300 million convertible debentures that are due on December 31, 2022. The Company will evaluate the different options to repay these convertible debentures during the year, including drawing its revolving credit facility. Significant variations in the liquidity and capital resources in 2021 are explained below under the Cash Flows section.

Osisko Development financings

Osisko Development - Non-brokered private placement

In January 2021, Osisko Development completed the first tranche of a non-brokered private placement through the issuance of 9,346,464 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $68.6 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

In February 2021, Osisko Development completed the second and final tranche of a non-brokered private placement through the issuance of 1,515,731 units of Osisko Development at a price of $7.50 per unit for aggregate gross proceeds of $11.2 million. Each unit consists of one common share of Osisko Development and one-half of one common share purchase warrant of Osisko Development, which each whole warrant entitling the holder to acquire one common share of Osisko Development at a price of $10.00 per share on or prior to December 1, 2023.

An amount of $73.9 million from the non-brokered private placement was received in 2020. The share issue expenses related to the first and second tranches of the private placement amounted to $1.1 million ($0.8 million, net of income taxes).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Osisko Development - Brokered private placement of flow-through shares

In March 2021, Osisko Development completed a "bought deal" brokered private placement of 2,055,742 flow-through shares at a price of $9.05 per flow-through share and 1,334,500 charity flow-through shares at a price of $11.24 per charity flow-through share, for aggregate gross proceeds of $33.6 million. Share issue expenses related to this private placement amounted to $1.5 million ($1.1 million, net of income taxes). The shares were issued at a premium to the market price, which was recognized as a current liability under provisions and other liabilities for $7.9 million (net of share issue costs attributed of $0.5 million). The liability will be reversed and recognized to the consolidated statements of income (loss) as flow-through premium income as the required expenditures are incurred. Osisko Development is committed to spending the proceeds on exploration and evaluation activities by December 31, 2022. As at September 30, 2021, the balance remaining to be spent amounted to $4.3 million.

Credit facility

In July 2021, the Company amended its revolving credit facility and increased the amount available by $150.0 million to $550.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $650.0 million). The maturity date of the Facility was extended to July 30, 2025, which can be further extended annually.

The annual extension of the Facility and the uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets from the royalty, stream and other interests segment (which exclude the assets held by Osisko Development and its subsidiaries).

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, London Inter-Bank Offer Rate ("LIBOR") or a comparable or successor rate, plus an applicable margin depending on the Company's leverage ratio. In February 2021, the Company drew $50.0 million to repay the Investissement Québec convertible debenture. As at December 31, 2021, the Facility was drawn for a total of $113.4 million ($50.0 million and US$50.0 million ($63.4 million)) and the effective interest rate was 2.25%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at December 31, 2021, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2021	2020
	$	$
Cash flows
Operations	131,094	106,244
Working capital items	(24,999)	1,734
Operating activities	106,095	107,978
Investing activities	(272,038)	(223,099)
Financing activities	(19,601)	316,861
Effects of exchange rate changes on cash and cash equivalents	(1,282)	(7,439)
(Decrease) increase in cash	(186,826)	194,301
Cash - beginning of period	302,524	108,223
Cash - end of period	115,698	302,524

Additional details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Operating Activities

Consolidated cash flows provided by operating activities in 2021 amounted to $106.1 million compared to $108.0 million in 2020.  In 2021, the royalties and streams segment generated operating cash flows of $153.2 million, compared to $114.0 million in 2020, as a result of a higher cash margin, which was partially offset by net cash flows used by operating activities of $47.1 million from the mining exploration and development segment, compared to $6.0 million in 2020, as a result of increased activities by Osisko Development.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Investing Activities

Consolidated cash flows used in investing activities amounted to $272.0 million in 2021 compared to $223.1 million in 2020.

In 2021, Osisko Gold Royalties invested $90.9 million in royalty interests (including $33.2 million to acquire royalties on the Spring Valley project, $14.4 million to acquire a royalty on the West Kenya project and $12.6 million to acquire a royalty on the Tocantinzinho project), acquired investments for $46.7 million (including an additional investment of $9.2 million with Carbon Streaming Corp. and reinvestments of the net proceeds from the Renard diamond stream of $12.9 million) and received proceeds of $50.9 million from the sale of investments. Osisko Development (mining exploration and development segment) invested $185.3 million in mining assets, plant and equipment, mostly on the Bonanza Ledge Phase 2 project, the San Antonio gold project and the Cariboo gold property, and $3.2 million in exploration and evaluation expenses.

In 2020, Osisko acquired the San Antonio gold project for US$42.0 million, including US$30.0 million ($40.0 million) in cash and US$12.0 million ($15.8 million) in shares. In addition, the Company paid US$4.8 million ($6.3 million) in value-added tax on the acquisition of the assets and $5.9 million in transaction costs. Osisko also invested $49.2 million in marketable securities and notes receivable (including $14.8 million for an additional investment in Osisko Mining), and $66.1 million in acquisitions of royalty and stream interests (including US$12.5 million through a strategic partnership with Regulus Resources Inc. where Osisko acquired a NSR royalty on the Antakori copper-gold project, $12.5 million to acquire the remaining 15% royalty interests that it did not already hold in a portfolio of assets, including NSR royalties on the Island Gold and Lamaque mines, $8.5 million to improve the Gibraltar silver stream, $13.0 million to acquire a 2.0% NSR royalty on the Pine Point project and $5.0 million to acquire a 3% NSR royalty on the Santana gold project being developed by Minera Alamos Inc.). The Company received proceeds of $10.9 million from the sale of marketable securities and generated $4.8 million following a reduction in restricted cash (from a bond held for site restoration on the Cariboo property). Investments in mining interests and plant and equipment were $71.8 million, mainly on the Cariboo gold property (now managed and financed exclusively by Osisko Development).

Financing Activities

Consolidated cash flows used by financing activities amounted to $19.6 million in 2021 compared to cash flows provided by financing activities of $316.9 million in 2020.

In 2021, Osisko repaid a $50.0 million convertible debenture, and drew on its credit facility by the same amount, therefore reducing the interest rate payable on the debt. Osisko paid $32.5 million in dividends to its shareholders and purchased for cancellation a total of 2,103,366 common shares under its 2021 NCIB program for $30.8 million (average acquisition price per share of $14.64). Osisko also received proceeds from the exercise of share options and the share purchase plan for $14.5 million. Investments from minority shareholders in Osisko Development amounted to $36.7 million, net of share issue costs.

In 2020, Osisko completed a private placement of $85.0 million with Investissement Québec. Osisko drew its revolving credit facility by US$50.0 million ($71.7 million), of which it repaid US$15.0 million ($19.2 million), paid dividends of $28.9 million to its shareholders and invested $3.9 million under its 2020 NCIB program. The exercise of share options and shares issued under the share purchase plan generated $7.8 million. Osisko Development completed equity financings of $140.3 million and received proceeds of $73.9 million in 2020 from a private placement that was closed in 2021. Share issue expenses related to Osisko Development financings amounted to $6.0 million.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
GEOs(2)	19,830	20,032	20,178	19,960	18,829	16,739	12,386	18,159
Cash	115,698	151,945	254,963	320,630	302,524	160,705	201,971	158,325
Short-term investments	-	-	3,408	3,458	3,501	21,568	21,105	21,228
Working capital	(193,350)	117,947	236,320	300,876	225,643	110,333	162,996	117,090
Total assets	2,370,622	2,390,325	2,410,727	2,435,861	2,397,104	2,200,070	2,128,588	2,016,189
Total long-term debt	410,435	405,306	401,954	401,266	400,429	421,590	421,652	423,499
Equity	1,780,061	1,811,600	1,842,230	1,875,729	1,841,032	1,638,178	1,604,676	1,492,346
Revenues	50,673	50,035	57,246	66,923	213,630	55,707	40,758	52,605
Net cash flows from operating activities	12,771	41,083	30,917	21,324	32,633	36,123	15,422	23,800
Impairment of assets, net of income taxes	(40,308)	(33,320)	(40,479)	(3,794)	(3,600)	(1,281)	(3,117)	(19,300)
Net earnings (loss) (3)	(21,184)	1,795	(14,759)	10,594	4,632	12,514	13,048	(13,318)
Basic and diluted net earnings (loss) per share(3)	(0.13)	0.01	(0.09)	0.06	0.03	0.08	0.08	(0.09)
Weighted average shares outstanding (000's)
- Basic	166,807	167,924	167,895	167,253	166,093	166,110	164,733	155,374
- Diluted	166,807	168,220	167,895	167,711	166,321	166,397	164,815	155,374
Share price - TSX - closing	15.48	14.23	16.99	13.84	16.13	15.75	13.56	10.50
Share price - NYSE - closing	12.25	11.23	13.70	11.02	12.68	11.83	10.00	7.44
Warrant price - TSX - closing
OR.WT	0.015	0.04	0.15	0.21	0.32	0.34	0.31	0.16
Debenture price - TSX - closing(4)
OR.DB	101.00	100.94	104.04	100.75	106.00	104.00	101.34	94.75
Price of gold (average US$)	1,796	1,794	1,816	1,794	1,874	1,909	1,711	1,583
Closing exchange rate(5) (US$/Can$)	1.2678	1.2741	1.2394	1.2575	1.2732	1.3339	1.3628	1.4187

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Excluding GEOs from the Renard diamond stream in 2021 and in the fourth quarter of 2020.

(3) Attributable to Osisko Gold Royalties Ltd's shareholders.

(4) Osisko 4% convertible debentures is presented by tranche of nominal value of $100.00.

(5) Bank of Canada Daily Rate.

During the fourth quarter of 2021, Osisko Development incurred an impairment charge of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Mining operating expenses of $12.9 million were also incurred on the Bonanza Ledge Phase 2, operated by Osisko Development.

During the second and third quarters of 2021, Osisko Development incurred impairment charges of $36.1 million and $22.3 million, respectively, on its Bonanza Ledge Phase 2 project. During the first quarter of 2021, Osisko Development completed a flow-through equity financing for gross proceeds of $33.6 million.

During the fourth quarter of 2020, Osisko Development completed two financings for gross proceeds of $140.3 million. In addition, Osisko Development received gross proceeds of $73.9 million in 2020 from a private placement closed in 2021.

During the third quarter of 2020, the Company acquired the San Antonio gold project in Mexico for US$42.0 million, including US$30.0 million paid in cash and US$12.0 million paid in shares.

During the second quarter of 2020, the Company completed a private placement of $85.0 million with Investissement Québec.

During the first quarter of 2020, the Company drew US$50.0 million on its revolving credit facility and recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on its Renard diamond stream.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Fourth Quarter Results

Financial Highlights

(in thousands of dollars, except per share amounts)

	Three months ended December 31,
	Osisko Gold Royalties (i)		Osisko Development (ii)		Consolidated (vi)
	2021	2020	2021	2020	2021	2020
	$	$	$	$	$	$
Revenues	50,673	64,560	2,827	-	50,673	64,560
Cash margin (iv)	47,027	46,324	-	-	47,027	46,324
Gross profit	34,763	32,776	-	-	34,763	32,776
Operating expenses (G&A, bus. dev and exploration)	(5,839)	(8,600)	(5,801)	(4,873)	(11,640)	(13,473)
Mining operating expenses	-	-	(12,919)	-	(12,919)	-
Net earnings (loss)	21,879	11,756	(57,102)	(7,771)	(35,223)	3,985
Net earnings (loss) attributable to Osisko's shareholders	21,879	11,756	(43,063)	(7,124)	(21,184)	4,632
Net earnings per share attributable to Osisko's shareholders	0.13	0.07	(0.26)	(0.04)	(0.13)	0.03
Adjusted net earnings (loss) (v)	23,808	19,577	(20,519)	(4,093)	3,289	15,484
Adjusted net earnings (loss) per basic share (v)	0.14	0.12	(0.12)	(0.02)	0.02	0.09

Cash flows from operating activities (vi)
Before working capital items	40,276	36,211	(14,639)	(8,154)	25,637	28,057
Working capital items	(5,157)	(2,113)	(7,709)	6,689	(12,866)	4,576
After working capital items	35,119	34,098	(22,348)	(1,465)	12,771	32,633
Cash flows from investing activities (vi)	(23,772)	(42,430)	(18,655)	(24,181)	(42,427)	(66,611)
Cash flows from financing activities	(7,998)	(39,007)	2,431	219,662	(5,567)	180,655

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the exploration, evaluation and development of mining projects segment.

(iii) As at December 31, 2021 and 2020.

(iv) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

(v) Adjusted earnings (loss) and adjusted earnings (loss) per basic share are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

(vi) Consolidated results are net of the intersegment transactions and adjustments related to accounting policies. Refer to the Segment Disclosure section of this MD&A.

Financial Summary

•	Record revenues from royalties and streams of $50.7 million (no revenues from offtakes in the fourth quarter of 2021) compared to $48.8 million ($64.6 million including offtakes) in the fourth quarter of 2020;
•	Gross profit of $34.8 million compared to $32.8 million in the fourth quarter of 2020;
•	Impairment charges of $42.7 million on exploration and evaluation properties and $5.8 million on the ore in stockpiles of the San Antonio project, in addition to mining operating expenses of $12.9 million on the Bonanza Ledge Phase 2 project;
•	Consolidated operating loss of $38.2 million compared to operating income of $21.2 million in the fourth quarter of 2020, as a result of impairment charges and mining operating expenses incurred by Osisko Development;
•	Consolidated net loss attributable to Osisko Gold Royalties' shareholders of $21.2 million or $0.13 per basic and diluted share, compared to net earnings of $4.6 million or $0.03 per basic and diluted share in the fourth quarter of 2020;
•	Consolidated adjusted earnings[8] of $3.3 million or $0.02 per basic share compared to $15.5 million or $0.09 per basic share in the fourth quarter of 2020; and
•	Consolidated cash flows provided by operating activities of $12.8 million compared to $32.6 million in the fourth quarter of 2020.

Revenues from royalties and streams increased in the fourth quarter of 2021 compared to the fourth quarter of 2020 as a result of higher deliveries and payments under the royalty and stream agreements, partially offset by lower realized prices. Revenues from offtake agreements were nil in the fourth quarter of 2021 as a result of the Parral offtake conversion into a stream in April 2021. The fourth quarter of 2020 was also negatively affected by the impact of the COVID-19 pandemic on the mining operations of certain operators.

8 "Adjusted earnings (loss)" and "Adjusted earnings (loss) per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Cost of sales decreased by $14.6 million in the fourth quarter of 2021 compared to 2020 following the Parral offtake conversion into a stream in April 2021.

Depletion expense decreased by $1.3 million compared to the corresponding period in 2020, mainly as a result of the mix of sales.

Gross profit amounted to $34.8 million in the fourth quarter of 2021 compared to $32.8 million in the fourth quarter of 2020. The increase is mainly due to higher deliveries and payments under the royalty and stream agreements and lower cost of sales and depletion expenses.

In the fourth quarter of 2021, the Company incurred a consolidated operating loss of $38.2 million, compared to a consolidated operating income of $19.3 million in the corresponding period of 2020, mostly as a result of impairment charges of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties (including the James Bay properties and Coulon project) and $5.8 million on the ore in stockpiles of the San Antonio project, in addition to mining operating expenses of $12.9 million on the Bonanza Ledge Phase 2 project, all operated by Osisko Development.

Consolidated G&A expenses increased in the fourth quarter of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $10.8 million in the fourth quarter of 2021 compared to $7.8 million in the fourth quarter of 2020. G&A expenses from the royalties and streams segment decreased in the fourth quarter of 2021 to $4.7 million compared to $6.2 million in the fourth quarter of 2020, mostly as a result of a lower compensation expense. G&A expenses from the exploration and development segment amounted to $6.1 million compared to $1.6 million in 2020 due to increased activities in 2021.

Business development expenses decreased to $1.1 million in the fourth quarter of 2021 from $5.6 million in the fourth quarter of 2020. The decrease is mainly due to additional professional fees incurred in the fourth quarter of 2020 related to the RTO transaction ($1.8 million) and a non-cash listing fee of $1.7 million, also related to the RTO transaction, of which $2.7 million were assumed by Osisko Development. The balance of the decrease is explained by lower professional fees incurred by Osisko in 2021.

In the fourth quarter of 2021, Osisko Development incurred mining operating expenses of $12.9 million on the Bonanza Ledge Phase 2 project.

In the fourth quarter of 2021, the Company incurred a consolidated net loss attributable to Osisko's shareholders of $21.2 million, compared to consolidated net earnings of $4.6 million in the fourth quarter of 2020, mostly as a result of impairment charges incurred by Osisko Development, partially offset by net gains on investments.

Consolidated adjusted earnings were $3.3 million in the fourth quarter of 2021, compared to $15.5 million in the fourth quarter of 2020, mostly as a result of mining operating expenses on the Bonanza Ledge Phase 2 project and income taxes paid in Mexico by a subsidiary of Osisko Development as a result of the San Antonio stream. Adjusted earnings for the royalties and streams segment amounted to $23.8 million in the fourth quarter of 2021 compared to $19.6 million in the fourth quarter of 2020, as a result of a higher gross profit. The adjusted loss for the exploration and development segment amounted to $20.5 million in the fourth quarter of 2021 compared to $4.1 million in the fourth quarter of 2020, as a result of increased activities, mining operating expenses on the Bonanza Ledge Phase 2 project and income taxes paid in Mexico by a subsidiary of Osisko Development. Details of adjusted earnings (loss) per segment is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Consolidated net cash flows provided by operating activities in the fourth quarter of 2021 was $12.8 million compared to $32.6 million in the fourth quarter of 2020. Net cash flows provided by operating activities of the royalties and streams segment were stable at $35.1 million in the fourth quarter of 2021 compared to $34.1 million in the fourth quarter of 2020. Net cash flows used by operating activities for the exploration and development segment were $22.3 million in the fourth quarter of 2021 compared to $1.5 million in the fourth quarter of 2020, as a result of increased activities. Details on cash flows per segment is provided in the Segment Disclosure section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Consolidated Statements of Income (Loss)

The following table presents summarized consolidated statements of income (loss) for the three months ended December 31, 2021 and 2020 (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2021	2020
		$	$
Revenues	(a)	50,673	64,560

Cost of sales	(b)	(3,646)	(18,236)
Depletion of royalty, stream and other interests	(c)	(12,264)	(13,548)
Gross profit	(d)	34,763	32,776

Other operating expenses
General and administrative	(e)	(10,829)	(7,842)
Business development	(f)	(1,130)	(5,608)
Exploration and evaluation	(g)	319	(23)
Mining operating expenses	(h)	(12,919)	-
Impairment of assets	(i)	(48,451)	-

Operating (loss) income		(38,247)	19,303

Other revenues (expenses), net	(j)	4,254	(6,973)

(Loss) earnings before income taxes		(33,993)	12,330

Income tax expense	(k)	(1,230)	(8,345)

Net (loss) earnings		(35,223)	3,985

Net (loss) earnings attributable to:
Osisko Gold Royalties Ltd's shareholders		(21,184)	4,632
Non-controlling interests		(14,039)	(647)

Net (loss) earnings per share
Basic and diluted		(0.13)	0.03

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2021			2020
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)
Gold sold	2,270	13,697	31,125	2,444	16,174	39,528
Silver sold	29	316,086	9,166	32	551,065	17,637
Diamonds sold(i)	146	47,141	6,884	98	43,904	4,284
Other (paid in cash)	-	-	3,498	-	-	3,111
			50,673			64,560

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $146 (US$116) per carat in the fourth quarter of 2021. The average selling price includes 8,042 incidental carats sold outside of the run of mine sales at an average price of $37 (US$29) per carat. Excluding the incidental carats, 39,099 carats were sold at an average price of $169 (US$134) per carat in the fourth quarter of 2021. The Renard diamond mine was put on care and maintenance in March 2020 given the structural challenges affecting the diamond market sales as well as the depressed prices for diamonds due to COVID-19. The mine restarted its activities in September 2020.

The decrease in gold ounces sold in the fourth quarter of 2021 is mainly the results of the conversion of the Parral offtake agreement into a stream in April 2021, partially offset by higher deliveries under the other royalty agreements. The decrease in silver ounces sold in the fourth quarter of 2021 is mainly the result of the conversion of the Parral offtake into a stream.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in costs of sales in the fourth quarter of 2021 is mainly the result of the conversion of the Parral offtake into a stream in April 2021, partially offset by higher deliveries in the fourth quarter of 2021 compared to the fourth quarter of 2020.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease in the fourth quarter of 2021 is mostly due to the mix of sales.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(d) The breakdown of cash margin9  and gross profit per type of interest is as follows (in thousands of dollars):

	Three months ended December 31
	2021	2020
	$	$
Royalty interests
Revenues	34,502	34,393
Less: cost of sales (excluding depletion)	(233)	(94)
Cash margin (in dollars)	34,269	34,299

Depletion	(7,324)	(7,400)
Gross profit	26,945	26,899

Stream interests
Revenues	16,171	14,371
Less: cost of sales (excluding depletion)	(3,413)	(3,056)
Cash margin (in dollars)	12,758	11,315

Depletion	(4,940)	(5,940)
Gross profit	7,818	5,375

Royalty and stream interests
Total cash margin (in dollars)	47,027	45,614
Divided by: total revenues	50,673	48,764
Cash margin (in percentage of revenues)	92.8%	93.5%

Offtake interests
Revenues	-	15,796
Less: cost of sales (excluding depletion)	-	(15,086)
Cash margin (in dollars)	-	710
Cash margin (in percentage of revenues)	-	4.5%

Depletion	-	(208)
Gross profit	-	502

Total - Gross profit	34,763	32,776

(e) Consolidated G&A expenses increased in the fourth quarter of 2021 as a result of the creation of Osisko Development in November 2020. Consolidated G&A expenses amounted to $10.8 million in the fourth quarter of 2021 compared to $7.8 million in the fourth quarter of 2020. G&A expenses from the royalties and streams segment decreased at $4.7 million compared to $6.2 million in the fourth quarter of 2020, mostly as a result of a lower compensation expense. G&A expenses from the exploration and development segment amounted to $6.1 million in the fourth quarter of 2021 compared to $1.6 million in the fourth quarter of 2020 due to increased activities.

(f) Business development expenses decreased to $1.1 million in the fourth quarter of 2021 from $5.6 million in 2020. The decrease is mainly due to additional professional fees incurred in 2020 related to the RTO transaction ($1.8 million), a non-cash listing fee of $1.7 million, also related to the RTO transaction, of which $2.7 million were assumed by Osisko Development. The balance of the decrease is explained by lower professional fees and compensation expense incurred by Osisko in 2021.

(g) Exploration and evaluation expenses represent expenditures incurred by Osisko Development and its subsidiaries for general exploration activities and for properties that have been previously written-off.

(h) Mining operating expenses of $12.9 million in the fourth quarter of 2021 are related to operating expenses incurred by Osisko Development on the Bonanza Ledge Phase 2 project.

9 Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

(i) In the fourth quarter of 2021, the Company recorded an impairment charge of $5.8 million on the ore in stockpiles (San Antonio project, operated by Osisko Development) to reduce its net book value to its net realizable value following an increase in the expected processing and transportation costs and a decrease in the gold price. The Company also incurred an impairment charge of $42.7 million ($34.5 million, net of income taxes) on exploration and evaluation properties, including the James Bay properties and the Coulon zinc project in Canada. Osisko Development has determined that further exploration and evaluation expenditures are no longer planned in the near term on these properties and that the carrying amount of these assets is unlikely to be recovered from a sale of the project at the current time. As a result, these properties were fully written-down.

(j) Other revenues, net of $4.3 million in the fourth of 2021 include finance costs of $6.3 million and a share of loss of associate of $1.3 million, partially offset by a net gain on investments of $6.7 million (including a variation in fair value on investments at fair value through profit and loss of $6.2 million), a flow-through shares premium income of $1.1 million and interest income of $1.1 million. Other revenues also include other gains of $2.7 million, mostly related to the reversal of previously recorded provisions for suppliers.

Other expenses, net, of $7.0 million in the fourth quarter of 2020 include finance costs of $6.2 million and a share of loss of associates of $3.7 million, partially offset by a net gain on investments of $2.2 million and interest income of $1.1 million.

(k) The effective income tax rate for the fourth quarter of 2021 is (3.6%) compared to 67.7% in the fourth quarter of 2020. The statutory rate is 26.5% in 2021 and 2020. The elements that impacted the effective income taxes are the impairments on mining exploration, evaluation and development projects, for which no deferred tax liability was recorded due to the initial recognition exemption, and the benefit of losses not recognized, revenues taxable at a lower rate and the recognition of previously unrecognized non-capital losses. Cash taxes related to taxes on royalties earned in foreign jurisdictions were paid in the fourth quarter of 2021 for $0.3 million and $0.4 million in the fourth of 2020. In addition, income taxes of US$4.5 million ($5.7 million) were payable in Mexico by a subsidiary of Osisko Development in the fourth quarter of 2020 as a result of the acquisition by Osisko of the San Antonio stream in 2020.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Segment Disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metals and other royalties, streams and other interests, and (ii) the exploration, evaluation and development of mining projects. The assets, liabilities, revenues, expenses and cash flows of Osisko and its subsidiaries, other than Osisko Development and its subsidiaries, are attributable to the precious metals and other royalties, streams and other interests operating segment. The assets, liabilities, revenues, expenses and cash flows of Osisko Development and its subsidiaries are attributable to the exploration, evaluation and development of mining projects operating segment.

The following tables present the main assets, liabilities, revenues, expenses and cash flows per operating segment (in thousands of dollars):

	As at December 31, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Assets and liabilities

As at December 31, 2021

Cash	82,291	33,407	-	115,698
Current assets	91,594	61,422	(90)	152,926
Investments in associates and other investments	231,884	62,480	-	294,364
Royalty, stream and other interests	1,247,489	-	(92,688)	1,154,801
Mining interests and plant and equipment	7,991	559,332	68,332	635,655
Exploration and evaluation assets	-	3,635	-	3,635
Goodwill	111,204	-	-	111,204

Total assets	1,691,958	703,110	(24,446)	2,370,622

Total liabilities (excluding long-term debt)	89,416	115,156	(24,446)	180,126

Long-term debt	406,671	3,764	-	410,435

As at December 31, 2020

Cash	105,097	197,427	-	302,524
Current assets	117,592	218,478	(882)	335,188
Investments in associates and other investments	166,589	110,144	-	276,733
Royalty, stream and other interests	1,203,781	-	(87,653)	1,116,128
Mining interests and plant and equipment	9,011	407,000	73,501	489,512
Exploration and evaluation assets	-	41,869	650	42,519
Goodwill	111,204	-	-	111,204

Total assets	1,609,344	802,144	(14,384)	2,397,104

Total liabilities (excluding long-term debt)	67,449	102,578	(14,384)	155,643

Long-term debt	400,429	-	-	400,429

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

	For the three months ended December 31, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

For the three months ended December 31, 2021

Revenues	50,673	2,827	(2,827)	50,673
Gross profit	34,763	-	-	34,763
Operating expenses (G&A, bus. dev and exploration)	(5,839)	(5,801)	-	(11,640)
Mining operating expenses	-	(12,919)	-	(12,919)
Impairments of assets	-	(48,451)	-	(48,451)
Net earnings (loss)	21,879	(57,102)	-	(35,223)

Cash flows from operating activities
Before working capital items	40,276	(14,639)	-	25,637
Working capital items	(5,157)	(7,709)	-	(12,866)
After working capital items	35,119	(22,348)	-	12,771
Cash flows from investing activities	(23,772)	(18,655)	-	(42,427)
Cash flows from financing activities	(7,998)	2,431	-	(5,567)

For the three months ended December 31, 2020

Revenues	64,560	-	-	64,560
Gross profit	32,776	-	-	32,776
Operating expenses (G&A, bus. dev and exploration)	(8,600)	(4,873)	-	(13,473)
Impairments of assets	-	-	-	-
Net earnings (loss)	11,756	(7,771)	-	3,985

Cash flows from operating activities
Before working capital items	36,211	(8,154)	-	28,057
Working capital items	(2,113)	6,689	-	4,576
After working capital items	34,098	(1,465)	-	32,633
Cash flows from investing activities	(42,430)	(24,181)	-	(66,611)
Cash flows from financing activities	(39,007)	219,662	-	180,655

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

	Years ended December 31, 2021 and 2020
	Osisko Gold Royalties (i)	Osisko Development (ii)
	(Royalties, streams and other interests)	(Mining exploration, evaluation and development)	Intersegment transactions (iii)	Consolidated
	$	$	$	$
Revenues, expenses and cash flows

Year ended December 31, 2021

Revenues	224,877	7,275	(7,275)	224,877
Gross profit	138,870	-	-	138,870
Operating expenses (G&A, bus. dev and exploration)	(23,778)	(22,852)	-	(46,630)
Mining operating expenses	-	(12,919)	-	(12,919)
Impairments	(4,400)	(122,250)	-	(126,650)
Net earnings (loss)	77,277	(133,952)	-	(56,675)

Cash flows from operating activities
Before working capital items	158,632	(21,828)	(5,710)	131,094
Working capital items	(5,413)	(19,586)	-	(24,999)
After working capital items	153,219	(41,414)	(5,710)	106,095
Cash flows from investing activities	(120,766)	(156,982)	5,710	(272,038)
Cash flows from financing activities	(54,339)	34,738	-	(19,601)

Year ended December 31, 2020

Revenues	213,630	-	-	213,630
Gross profit	104,325	-	-	104,325
Operating expenses (G&A, bus. dev and exploration)	(28,021)	(8,301)	-	(36,322)
Impairments	(36,298)	-	-	(36,298)
Net earnings (loss)	23,501	(7,272)	-	16,229

Cash flows from operating activities
Before working capital items	116,631	(10,387)	-	106,244
Working capital items	(2,669)	4,403	-	1,734
After working capital items	113,962	(5,984)	-	107,978
Cash flows from investing activities	(161,131)	(61,968)	-	(223,099)
Cash flows from financing activities	109,444	207,417	-	316,861

(i) Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries.

(ii) Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development).

(iii) The adjustments are related to intersegment transactions and to royalties and streams held by Osisko Gold Royalties on assets held by Osisko Development, which are reclassified on consolidation, as well as adjustments related to an accounting policy difference on revenues recognition.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metals and other royalties, streams and other interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2021 and 2020, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$
2021

Royalties	134,544	1,112	6	4,617	-	140,279
Streams	27,624	20,284	1,548	-	9,877	59,333
Offtakes	25,265	-	-	-	-	25,265

	187,433	21,396	1,554	4,617	9,877	224,877

2020

Royalties	106,780	554	52	3,919	-	111,305
Streams	13,999	19,862	2,098	-	9,310	45,269
Offtakes	57,056	-	-	-	-	57,056

	177,835	20,416	2,150	3,919	9,310	213,630

(i) 83% of the North America's revenues are generated from Canada in 2021 (65% in 2020).

In 2021, one royalty interest generated revenues of $81.3 million ($66.8 million in 2020), which represented 41% of revenues (43% of revenues in 2020) (excluding revenues generated from the offtake interests).

In 2021, revenues generated from precious metals and diamonds represented 89% and 9%, respectively, of total revenues (87% and 11% excluding offtakes, respectively). In 2020, revenues generated from precious metals and diamonds represented 94% and 4%, respectively, of total revenues (92% and 6% excluding offtakes, respectively).

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdictions, as at December 31, 2021 and 2020, which is based on the location of the property related to the royalty, stream or other interests (in thousands of dollars):

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$
December 31, 2021

Royalties	595,931	57,673	13,742	20,453	-	15,215	703,014
Streams	185,031	173,773	-	-	28,272	51,055	438,131
Offtakes	-	-	8,960	-	4,696	-	13,656

	780,962	231,446	22,702	20,453	32,968	66,270	1,154,801

December 31, 2020

Royalties	576,835	46,374	9,924	8,313	-	15,215	656,661
Streams	172,879	183,679	1,481	-	28,392	54,510	440,941
Offtakes	5,690	-	8,119	-	4,717	-	18,526

	755,404	230,053	19,524	8,313	33,109	69,725	1,116,128

(i) 82% of the North America's net interests are located in Canada as at December 31, 2021 (86% as at December 31, 2020).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Exploration, evaluation and development of mining projects

The inventories, mining interests, plant and equipment and exploration and evaluation assets related to the exploration, evaluation and development of mining projects (excluding the intersegment transactions) are located in Canada and in Mexico, and are detailed as follow as at December 31, 2021 and 2020 (in thousands of dollars):

	December 31, 2021			December 31, 2020
	Canada	Mexico	Total	Canada	Mexico	Total
	$	$	$	$	$	$
Assets
Inventories	13,933	4,663	18,596	1,599	25,705	27,304
Mining interests, plant and equipment	455,849	103,483	559,332	344,903	62,097	407,000
Exploration and evaluation assets	3,635	-	3,635	40,680	1,189	41,869
Total assets	627,937	75,173	703,110	704,998	97,146	802,144

Related Party Transactions

In 2021, interest revenues of $3.6 million were recorded on notes receivable from associates ($2.7 million in 2020). As at December 31, 2021, interests receivable from associates of $4.6 million are included in amounts receivable ($1.9 million as at December 31, 2020). Loans, notes receivable, and a convertible debenture from associates amounted to $42.3 million as at December 31, 2021 ($33.4 million as at December 31, 2020) and were included in other investments on the consolidated balance sheets.

Additional transactions with related parties are described under the sections Portfolio of Royalty, Stream and Other Interests and Equity Investments.

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at December 31, 2021, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$10.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Term of agreement	Date of contract
Amulsar stream(1),(7)	4.22%	62.5%		$400	$4		40 years	November 2015 Amended Jan. 2019
Amulsar offtake(2),(7)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015 Amended Jan. 2019
Back Forty stream(3)	18.5%	85%		30% spot price (max $600)	$4		Life of mine	March 2015 (silver) Nov. 2017 (gold) Amended June 2020
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(5)		100%			$5.96		40 years	November 2015
Gibraltar stream(6)		75%			nil		Life of mine	March 2018 Amended April 2020

(1)	Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered. Subject to multiple buy-down options: 50% for US$34.4 million and US$31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2)	Offtake percentage will increase to 84.87% if the operator elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to Osisko Bermuda (less any ounces delivered pursuant to the Amulsar stream).

(3)	The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of December 31, 2021, a total of 2.7 million ounces of silver have been delivered under the stream agreement.

(5)	3% or consumer price index (CPI) per ounce price escalation after 2016.

(6)	Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter. As of December 31, 2021, a total of 0.9 million ounces of silver have been delivered under the stream agreement.

(7)	In December 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act. In July 2020, Osisko became a shareholder of Lydian following a credit bid transaction (35.6% as at December 31, 2021).

(8)	The San Antonio stream was not included because it is cancelled on the accounting consolidation of Osisko Development.

Mining equipment and service contracts

As of December 31, 2021, Osisko Development had purchase commitments for mining equipment and service contracts amounting to $40.9 million, including $33.3 million payable in 2022 and $7.6 million in 2023.

Financial liabilities

As at December 31, 2021, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures, the revolving credit facility, the equipment financings and the lease liabilities, which are described below (in thousands of dollars):

	As at December 31, 2021
	Total amounts		Estimated annual payments
	payable	Maturity	2022	2023	2024	2025	2026-2029
	$		$	$	$	$	$
Conv. debentures	312,000	December 31, 2022	312,000	-	-	-	-
Revolving credit facility(i)	128,788	July 30, 2025	4,297	4,297	4,297	115,897	-
Equipment financings	3,969	October 10, 2025	1,584	1,664	393	328	-
Lease liabilities	20,213	December 31, 2029	9,388	2,919	1,478	1,291	5,137
	464,970		327,269	8,880	6,168	117,516	5,137

(i) The interest payable is based on the actual interest rates and foreign exchange rates as at December 31, 2021.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Foreign exchange contracts

In 2021, the Company entered into foreign exchange contracts (collar options) to sell U.S. dollars and buy Canadian dollars for a total nominal amount of US$3.0 million. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in U.S. dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at December 31, 2021, the fair value of the outstanding contracts was insignificant.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of February 24, 2022, 166,217,925 common shares were issued and outstanding. A total of 3,715,390 share options were outstanding to purchase common shares. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to December 31, 2021

Normal course issuer bid

From January 1, 2022 to February 24, 2022, the Company purchased for cancellation a total of 347,492 common shares for $4.9 million (average acquisition price per share of $14.04) under its 2022 NCIB program.

Proposed acquisition of Tintic by Osisko Development

On January 25, 2022, Osisko Development announced that it had entered into definitive agreements (together, the "Agreements") with IG Tintic LLC and Ruby Hollow LLC (together the "Vendors") to acquire 100% of Tintic Consolidated Metals LLC (the "Transaction"). On completion of the Transaction, Osisko Development will acquire 100% ownership of the producing Trixie Mine ("Trixie"), as well as mineral claims covering more than 17,000 acres (including over 14,200 acres of which are patented) in Central Utah's historic Tintic Mining District.

Pursuant to the terms of the Transaction, Osisko Development will acquire 100% of Tintic from the Vendors for aggregate payments at closing totaling approximately US$177 million, of which approximately US$54 million will be paid in cash and approximately US$123 million will be paid by the issuance of 35,099,611 common shares of Osisko Development at a price of C$4.32 per share.

In addition, Osisko Development will pay the Vendors: (i) deferred payments of US$12.5 million payable in equal instalments annually over five years in cash or common shares at Osisko Development's election; (ii) two 1% NSR royalty grants, each with a 50% buyback right in favour of Osisko Development for US$7.5 million which is exercisable within 5 years; (iii) a right to receive the financial equivalent of 10% of the net smelter returns from stockpiled ore extracted from Trixie since January 1, 2018 and sitting on surface; (iv) the set-off of a US$5 million loan owed to Osisko Development; and (v) US$10 million contingent upon commencement of production at the Burgin Mine.

Osisko Bermuda has entered into a non-binding metals stream term sheet ("Stream") with a wholly-owned subsidiary of Osisko Development. The upfront cash payment under the Stream, of at least US$20 million and up to US$40 million, will be used by Osisko Development to fund a portion of the cash consideration payable on closing of the Transaction. In the event that the full amount of US$40 million is drawn, Osisko Development will deliver to Osisko Bermuda a maximum of 5% of all metals produced from the Tintic property up to a maximum of 53,400 ounces of refined gold and 4.0% thereafter.

The Transaction is expected to close in the second quarter of 2022, subject to satisfaction of regulatory approvals and customary closing conditions.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Non-brokered private placement by Osisko Development

On February 7, 2022, Osisko Development announced a non-brokered private placement ("Offering") of 31,500,000 subscription receipts of Osisko Development ("Subscription Receipts") at a price of US$3.50 per Subscription Receipt for aggregate gross proceeds of up to approximately US$110.3 million. Each Subscription Receipt issued pursuant to the Offering will entitle the holder thereof to receive, upon the satisfaction of the Escrow Release Condition (as defined below) and without payment of additional consideration, one unit of Osisko Development (each, a "Unit"). Each Unit will comprise of one common share in the capital of Osisko Development (each, a "Common Share") and one Common Share purchase warrant (each whole warrant, a "Warrant"), with each Warrant entitling the holder thereof to purchase one additional Common Share at a price of US$6.00 per Common Share for a period of five years following the date of issue. The gross proceeds of the Offering will be held in escrow pending, among other things, the completion of the listing of the Common Shares on the New York Stock Exchange ("Escrow Release Condition"), which is contingent upon Osisko Development meeting the listing requirements of the New York Stock Exchange ("NYSE") and may involve, among other things, a consolidation of the Common Shares. If the Escrow Release Condition is met, Osisko Development anticipates that the proceeds of the Offering will be used to advance the development of Osisko Development's mineral assets and for general corporate purposes. The Offering is subject to regulatory approvals.

"Bought deal" private placement by Osisko Development

On February 9, 2022, Osisko Development announced a "bought deal" private placement for an aggregate of 20,225,000 subscription receipts of Osisko Development (the "Bought Deal Subscription Receipts") and/or units of Osisko Development (the "Bought Deal Units" and, together with the Bought Deal Subscription Receipts, the "Offered Securities") at a price of $4.45 per Offered Security (the "Issue Price"), for aggregate gross proceeds of $90.0 million (the " Bought Deal Offering"). Each Bought Deal Unit will be comprised of one Osisko Development Common Share and one common share purchase warrant (each, a "Bought Deal Warrant"), with each Bought Deal Warrant entitling the holder thereof to purchase one additional Common Share at a price of $7.60 per Common Share for a period of 60 months following the closing date of the Bought Deal Offering. Each Bought Deal Subscription Receipt will entitle the holder thereof to receive, upon the satisfaction of the escrow release condition (as defined below), and without payment of additional consideration, one Bought Deal Unit. Osisko Development has granted the Underwriters an option, exercisable in whole or in part up to 48 hours prior to the closing of the Bought Deal Offering, to purchase up to an additional aggregate amount of 3,033,750 Bought Deal Subscription Receipts and/or Bought Deal Units at the Issue Price, for additional gross proceeds of up to $13.5 million. The gross proceeds from the sale of the Bought Deal Subscription Receipts, net of expenses of the underwriters and 50% of the commissions payable to the underwriters in respect of the Bought Deal Subscription Receipts, will be placed into escrow and will be released immediately prior to the completion of Osisko Development's proposed acquisition of Tintic. If the escrow release condition is not satisfied prior to the date that is 90 days from the closing of the Bought Deal Offering, the escrowed proceeds of the Bought Deal Offering will be returned to the holders of the Bought Deal Subscription Receipts. Osisko Development intends to use the net proceeds of the Bought Deal Offering to advance the development of the company's mineral assets, including the Cariboo gold project, the San Antonio gold project and properties held by Tintic assuming the completion of the Tintic Acquisition, and for general corporate purposes. The closing date of the Bought Deal Offering is expected to occur on or about March 2, 2022, and is subject to certain customary conditions.

Warrants

On February 18, 2022, a total of 5,480,000 Osisko warrants expired unexercised.

Dividend

On February 24, 2022, the Board of Directors declared a quarterly dividend of $0.055 per common share payable on April 14, 2022 to shareholders of record as of the close of business on March 31, 2022.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Production Estimates, Forecasts and Outlook

The Company prepares estimates, forecasts and outlook of future attributable production from the mining operations of the assets on which the Company holds a royalty, stream or other interests (“Mining Operations”) and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates, forecast or outlook. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators' ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company's estimates, forecast and outlook for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve the production estimates, forecasts or outlook currently anticipated. If the Company's production estimates, forecasts or outlook prove to be incorrect, it may have a material adverse effect on the Company.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's DCP as of December 31, 2021. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company's DCP were effective as of December 31, 2021.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2021.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the  Company's consolidated financial statements for the year ended December 31, 2021 and have issued an audit report dated February 24, 2022 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2021 have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS including (i) cash margin (in dollars and in percentage or revenues), (ii) adjusted earnings (loss) and (iii) adjusted earnings (loss) per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and percentage of revenues) is presented under the sections Overview of Financial Results and Fourth Quarter Results of this MD&A.

Adjusted earnings (loss) and adjusted earnings (loss) per basic share

Adjusted earnings (loss) is defined as: net earnings (loss) adjusted for certain items: foreign exchange gain (loss), impairment of assets (including impairment on financial assets and investments in associates), gains (losses) on disposal of exploration and evaluation assets, unrealized gain (loss) on investments, share of loss of associates, deferred premium income on flow-through shares, deferred income tax expense (recovery), transaction costs and other items such as non-cash gains (losses). Adjusted earnings (loss) per basic share is obtained from the adjusted earnings (loss) divided by the weighted average number of common shares outstanding for the period.

	For the three months ended December 31,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$
Net earnings (loss)	21,884	(57,107)	(35,223)	12,384	(8,399)	3,985

Adjustments:
Impairment of assets	-	48,451	48,451	2,694	-	2,694
Foreign exchange loss (gain)	4	(53)	(49)	272	242	514
Unrealized (gain) loss on investments	(6,143)	(527)	(6,670)	(1,414)	359	(1,055)
Share of loss of associates	883	402	1,285	3,342	381	3,723
Deferred premium income on flow-through shares	-	(1,102)	(1,102)	-	-	-
Deferred income tax expense (recovery)	7,180	(6,277)	903	1,593	577	2,170
Other non-cash gain	-	(4,306)	(4,306)	-	-	-
Transaction costs (RTO transaction)	-	-	-	706	2,747	3,453

Adjusted earnings (loss)	23,808	(20,519)	3,289	19,577	(4,093)	15,484

Weighted average number of common shares outstanding (000's)	166,807	166,807	166,807	166,093	166,093	166,093

Adjusted earnings (loss) per basic share	0.14	(0.12)	0.02	0.12	(0.02)	0.09

(i)	Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.
(ii)	Osisko Development Corp. and its subsidiaries. Represents the mining exploration, evaluation and development segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

	For the years ended December 31,
	2021			2020
	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated	Osisko Gold Royalties (i)	Osisko Development (ii)	Consolidated
(in thousands of dollars, except per share amounts)	$	$	$	$	$	$

Net earnings (loss)	77,282	(133,957)	(56,675)	24,931	(8,702)	16,229

Adjustments:
Impairment of assets	4,400	122,250	126,650	34,298	-	34,298
Foreign exchange loss (gain)	186	489	675	(894)	242	(652)
Unrealized (gain) loss on investments	(14,403)	(1,368)	(15,771)	(12,455)	(4,140)	(16,595)
Share of loss of associates	2,246	1,704	3,950	5,678	1,979	7,657
Deferred premium income on flow-through shares	-	(6,971)	(6,971)	-	-	-
Deferred income tax expense (recovery)	24,695	(12,971)	11,724	2,750	1,010	3,760
Other non-cash gain	-	(4,306)	(4,306)	-	-	-
Transaction costs (RTO transaction)	-	-	-	982	2,747	3,729

Adjusted earnings (loss)	94,406	(35,130)	59,276	55,290	(6,864)	48,426

Weighted average number of common shares outstanding (000's)	167,628	167,628	167,628	162,303	162,303	162,303

Adjusted earnings (loss) per basic share	0.56	(0.21)	0.35	0.34	(0.04)	0.30

(i)	Osisko Gold Royalties Ltd and its subsidiaries, excluding Osisko Development Corp. and its subsidiaries. Represents the royalty, stream and other interests segment.

(ii)	Osisko Development Corp. and its subsidiaries (carve-out of the mining activities of Osisko Gold Royalties prior to the reverse take-over transaction completed on November 25, 2020 and creating Osisko Development). Represents the mining exploration, evaluation and development segment.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements in this MD&A, forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, production estimates of Osisko's assets (including increase of production), timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital,  business prospects and opportunities future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency markets and general market conditions  In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges) on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; the unfavorable outcome of any challenges or litigation relating title, permit or license with respect to any of the properties in which Osisko holds a royalty, stream or other interests or to Osisko's right thereon; differences in rate and timing of production from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest, including conversion from resources to reserves and ability to replace resources; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, the integration of acquired assets and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such response and the potential impact of COVID-19 on Osisko's business, operations and financial condition. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production); the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production); no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; that statements and estimates relating to mineral reserves and resources by owners and operators of the properties in which Osisko holds a royalty, stream or other interest are accurate; the Company's ongoing income and assets relating to determination of its PFIC status; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by third parties pertaining to its assets and, therefore, assumes no liability for such third party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sandeep Singh
Sandeep Singh
President and Chief Executive Officer

February 24, 2022

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2021 - Annual Report

Corporate Information

Osisko Gold Royalties Ltd	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Development Corp.
1100 av. des Canadiens-de-Montréal
Suite 300
Montréal, Québec, Canada H3B 2S2
Tel.: (514) 940-0685
Fax: (514) 940-0687
Email: info@osiskodev.com
Web site: www.osiskodev.com

Directors	Officers
Sean Roosen, Executive Chair	Sean Roosen, Executive Chair
Joanne Ferstman, Lead Director	Sandeep Singh, President and Chief Executive Officer
The Hon. John R. Baird	Guy Desharnais, Vice President, Project Evaluation
Christopher C. Curfman	Iain Farmer, Vice President, Corporate Development
Candace MacGibbon	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Pierre Labbé	Frédéric Ruel, Vice President, Finance and Chief
Charles E. Page	Financial Officer
Sandeep Singh	Heather Taylor, Vice President, Investor Relations

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P. Geo, Vice-President, Project Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Convertible debentures:  OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.